Exhibit 99.8

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C. 20429

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

FDIC Certificate No. 57934

STONEGATE BANK

(Exact name of registrant as specified in its charter)

Florida	20-4486142
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 North Federal Highway, Pompano Beach, Florida	33062
(Address of principal executive office)	(Zip Code)

(954) 315-5500

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of The Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

At August 8, 2017, 15,319,888 shares of the Registrant’s Common Stock, $5.00 par value, were outstanding.

STONEGATE BANK

QUARTERLY REPORT ON FORM 10-Q

FOR THE PERIOD ENDED JUNE 30, 2017

INTRODUCTORY NOTE

Caution Concerning Forward-Looking Statements

The FDIC encourages banks to disclose forward-looking information so that investors can better understand their future prospects and make informed investment decisions. This Quarterly Report on Form 10-Q contains “forward-looking statements.” These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section of our 2016 Annual Report on Form 10-K (filed with the FDIC on March 15, 2017) captioned “Risk Factors” as well as the following factors:

•	ability to obtain regulatory approvals and meet other closing conditions to the merger (the “Home Merger”) with Home BancShares, Inc. (“Home”), including approval by our shareholders, on the expected terms and schedule;

•	delays in closing the Home Merger;

•	difficulties and delays in integrating our businesses with Home or fully realizing cost savings or other benefits;

•	business disruption following the proposed Home Merger;

•	changes in our stock price or Home’s stock price prior to the Home Merger;

•	the reaction to the Home Merger of our and Home’s customers and employees;

•	diversion of our management’s time on issues relating to the Home Merger;

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	legislative or regulatory changes, including the Dodd-Frank Act, Basel III and the ability to repay and qualified mortgage standards;

•	the effects of security breaches and computer viruses that may affect our computer systems or fraud related to credit or debit card products;

•	the loss of our key personnel;

•	the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses;

•	our need and our ability to incur additional debt or equity financing;

•	inflation, interest rate, market and monetary fluctuations;

•	risks associated with our customer relationship with the Cuban government and our correspondent banking relationship with Banco Internacional de Comercio, S.A. (BICSA), a Cuban commercial bank;

•	the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration;

•	the frequency and magnitude of foreclosure of our loans;

•	effect of changes in the stock market and other capital markets;

•	our ability to declare and pay dividends;

•	legislative or regulatory changes;

•	the effects of harsh weather conditions, including hurricanes;

•	our ability to comply with the extensive laws and regulations to which we are subject;

•	changes in the securities and real estate markets;

•	increased competition and its effect on pricing;

•	technological changes;

•	changes in monetary and fiscal policies of the U.S. Government;

•	the effects of security breaches and computer viruses that may affect our computer systems;

•	changes in consumer spending and saving habits;

•	changes in accounting principles, policies, practices or guidelines;

•	effect of government’s action to the financial market crisis;

•	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

•	our ability to manage the risks involved in the foregoing.

However, other factors besides those listed in Item 1A Risk Factors or referenced or discussed in this Form 10-Q and in our 2016 Annual Report on Form 10-K also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statements, except as required by applicable law.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of dollars, except share data)

	June 30, 2017	December 31, 2016
Assets
Cash and due from banks	$325,314	$305,803
Federal funds sold	30,000	30,000
Securities held to maturity (Fair value of $109,132 at June 30, 2017 and $116,719 at December 31, 2016)	108,803	116,529
Federal Home Loan Bank stock	4,352	3,587
Loans, net of allowance for loan losses of $19,848 and $18,888 at June 30, 2017 and December 31, 2016, respectively	2,440,517	2,256,048
Premises and equipment, net	34,633	38,510
Bank premises held for sale	4,872	—
Bank-owned life insurance	47,729	44,011
Accrued interest receivable	5,312	5,833
Goodwill	80,074	55,888
Other intangible assets	11,053	8,750
Other real estate owned	4,211	2,792
Deferred taxes	26,655	28,165
Other assets	9,663	5,686

Total assets	$3,133,188	$2,901,602

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Noninterest bearing demand	$609,656	$506,795
Interest-bearing deposits
Money Market	1,384,598	1,309,049
NOW	304,121	332,843
Savings	136,011	125,186
Time deposits	188,681	173,953

Total deposits	2,623,067	2,447,826

Securities sold under agreement to repurchase	32,429	46,448
Federal Home Loan Advances	35,717	25,000
Other borrowings	8,289	8,175
Other liabilities	15,861	19,040

Total liabilities	2,715,363	2,546,489
Stockholders’ Equity
Common stock, $5 par value, 20,000,000 shares authorized; 15,322,546 issued and 15,319,888 shares outstanding as of June 30, 2017 and 14,267,451 shares issued and 14,264,793 outstanding as of December 31, 2016	76,613	71,337
Additional paid-in capital	230,389	186,949
Retained earnings	111,682	97,814
Treasury Stock, at cost; 2,658 shares at June 30, 2017 and December 31, 2016	(13)	(13)
Accumulated other comprehensive loss	(846)	(974)

Total stockholders’ equity	417,825	355,113

Total liabilities and stockholders’ equity	$3,133,188	$2,901,602

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(in thousands of dollars, except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Interest income:
Interest and fees on loans	$29,381	$23,314	$57,634	$45,594
Interest on securities	385	441	868	890
Interest on federal funds sold and at other banks	731	286	1,330	561
Other interest	56	35	102	69

Total interest income	30,553	24,076	59,934	47,114

Interest expense:
Interest on deposits	3,341	2,273	6,427	4,457
Other interest	448	215	856	432

Total interest expense	3,789	2,488	7,283	4,889

Net interest income	26,764	21,588	52,651	42,225
Provision for loan losses	600	—	1,200	193

Net interest income after provision for loan losses	26,164	21,588	51,451	42,032

Noninterest income:
Service charges and fees on deposit accounts	786	632	1,632	1,339
Other noninterest income	2,132	1,113	3,363	2,690

Total noninterest income	2,918	1,745	4,995	4,029

Noninterest expense:
Salaries and employee benefits	8,770	6,907	17,181	14,004
Occupancy and equipment expenses	2,469	2,158	4,733	4,271
FDIC insurance and state assessment	406	284	804	667
Data processing	925	447	1,403	899
Loan and other real estate expense	590	102	791	256
Professional fees	994	954	2,346	1,558
Core deposit intangible amortization	575	408	1,038	822
Other operating expenses	1,596	1,540	3,147	2,859

Total noninterest expense	16,325	12,800	31,443	25,336

Income before income taxes	12,757	10,533	25,003	20,725
Income tax	4,433	3,616	8,685	6,915

Net income	$8,324	$6,917	$16,318	$13,810

Earnings per share:
Basic	$0.54	$0.54	$1.09	$1.08
Diluted	0.53	0.52	1.06	1.05
Common shares used in the calculation of earnings per share:
Basic	15,318,219	12,825,612	14,931,863	12,800,478
Diluted	15,809,027	13,189,982	15,422,408	13,150,170

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(in thousands of dollars, except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Net income	$8,324	$6,917	$16,318	$13,810
Other comprehensive income:
Unrealized gains on securities:
Amortization of unrealized losses on transfer of available for sale securities to held to maturity	101	123	208	320
Income tax effect	(39)	(47)	(80)	(126)

Total other comprehensive income	62	76	128	194

Comprehensive income	$8,386	$6,993	$16,446	$14,004

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

June 30, 2017 and 2016 (unaudited)

(in thousands of dollars, except share data)

	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance at January 1, 2016	$63,762	$146,994	$73,205	$(13)	$(1,384)	$282,564
Stock option exercise	566	1,294				1,860
Net Income			13,810			13,810
Amortization of unrealized losses on transfer of available for sale securities to held to maturity, net of income tax					194	194
Cash dividends ($0.16 per share)			(2,051)			(2,051)
Share-based compensation	—	584	—	—	—	584

Balance at June 30, 2016	$64,328	$148,872	$84,964	$(13)	$(1,190)	$296,961

Balance at January 1, 2017	$71,337	$186,949	$97,814	$(13)	$(974)	$355,113
Issuance of stock	4,985	42,127				47,112
Stock option exercise	291	705				996
Net income			16,318			16,318
Amortization of unrealized losses on transfer of available for sale securities to held to maturity, net of income tax					128	128
Cash dividends ($0.16 per share)			(2,450)			(2,450)
Share-based compensation	—	608	—	—	—	608

Balance at June 30, 2017	$76,613	$230,389	$111,682	$(13)	$(846)	$417,825

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars, except share data)

	June 30, 2017	June 30, 2016
Cash Flows From Operating Activities
Net income	$16,318	$13,810
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,200	193
Net amortization (accretion) of securities	404	302
Net amortization (accretion) of purchase accounting adjustments	(3,495)	(3,373)
Amortization of subordinated notes	114	—
Depreciation and amortization expense	1,092	1,218
Accretion of net deferred loan fees	(918)	(743)
Amortization of intangibles	1,038	822
Stock-based compensation	608	584
Gain on sale of property and equipment	(67)	—
Realized loss on other real estate owned	39	7
Write-down on other real estate owned	11	20
Increase in cash surrender value	(554)	(378)
Deferred income tax	1,057	1,895
Change in accrued interest receivable	958	(222)
Change in income taxes receivable	(4,470)	(1,343)
Change in other assets	(30)	(4,665)
Change in other liabilities	(3,829)	2,278

Net cash provided by operating activities	9,476	10,405

Cash Flows From Investing Activities
Acquisition, net of cash acquired	8,364	—
Purchase of securities held to maturity	(8,080)	(17,542)
Proceeds from maturities, calls and principal repayments of securities	15,610	16,040
Proceeds from sale of securities acquired from Insignia Bank	31,131	—
Purchases of property and equipment, net	(398)	(540)
Proceeds from sale of property and equipment	3,497	—
Proceeds from sale of other real estate owned	378	1,387
Proceeds from bank-owned life insurance death benefits	—	479
Purchase of bank-owned life insurance	—	(1,436)
Purchase of Federal Home Loan Bank stock	(7)	(154)
Net principal collections (net originations) on loans	6,744	(102,810)

Net cash provided by (used in) investing activities	57,239	(104,576)

Cash Flows From Financing Activities
Change in deposits	(29,165)	9,845
Change in securities sold under agreement to repurchase	(14,019)	(2,819)
Proceeds from exercise of stock options	996	1,860
Repayment of advances with the Federal Home Loan Bank	(2,566)	—
Cash dividends paid on common stock	(2,450)	(2,051)

Net cash provided by (used in) financing activities	(47,204)	6,835

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars, except share data)

	June 30, 2017	June 30, 2016
Net increase (decrease) in cash and cash equivalents	$19,511	$(87,336)
Cash and cash equivalents
Beginning of period	305,803	257,934

End of period	$325,314	$170,598

Supplemental Disclosures of Cash Flow Information and noncash transactions
Interest paid	$7,283	$4,892

Income taxes paid	$12,090	$6,360

Loans transferred to other real estate owned	$207	$637

Bank premises transferred into held for sale	$8,137	$—

See notes to the accompanying condensed consolidated financial statements.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Stonegate Bank (the “Bank”) was chartered and commenced operations on March 7, 2005, as a state chartered commercial bank in the State of Florida. The Bank provides a full range of banking services to individual and corporate customers from its branch locations in Southeast and West Florida. The Bank has three wholly owned subsidiaries. The first, SGBK Properties, was incorporated in February 2008 for the purpose of holding foreclosed assets. The second, SGBK Holdings, Inc., was incorporated in August 2009 for the purpose of recording compensation for transitional employees who were hired due to the five business combination transactions that the Bank entered into between 2009 and 2011. The third, Stonegate Financial, Inc., was incorporated in March 2005 and offers investment services to the Bank’s customers. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services in its market area.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and notes necessary for a complete presentation of the financial position, results of operation, and cash flow. The accompanying condensed balance sheet as of December 31, 2016, which has been derived from audited financial statements, and the unaudited interim condensed financial statements have been prepared in conformity with U.S. generally accepted accounting principles and conform to standard practices within the banking industry. The consolidated financial statements include the accounts of the Bank and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. In our opinion, all adjustments, consisting primarily of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods have been made. The results of operations of the three and six months period ended June 30, 2017 are not necessarily indicative of the results expected for the full year.

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions which significantly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: The Bank invests in debt securities. Management determines the appropriate classification of securities at the time they are acquired and evaluates the appropriateness of the classification at each balance sheet date. The Bank does not engage in securities trading activities and no securities are classified as trading securities. Debt securities that the Bank has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as held to maturity. These securities are carried at amortized cost.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments are considered impaired when the fair value is less than amortized cost. In assessing whether the impairment of a security is considered to be other than temporary (“OTTI”), the Bank evaluates, among other factors, the magnitude and duration of the decline in fair value and the financial condition of and business outlook for the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans: Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, net of direct loan origination costs, purchase premiums and discounts and an allowance for loan losses.

For all loan classes, interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on loans is generally discontinued when a loan is greater than 90 days past due or when, in the opinion of management, full repayment of principal and interest is in doubt. Past due status is based on contractual terms of the loans. Interest on these loans is recognized only when actually paid by the borrower and only if collection of the principal is likely to occur. Interest accrued but uncollected for loans placed on nonaccrual status is reversed against interest income. Interest on these loans is accounted for on the cash or cost-recovery basis until the loans qualify for return to accrual status. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and collectability of the loan is no longer in doubt.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized, using the interest method, as an adjustment of the related loan’s yield, without anticipating prepayments. Commitment fees that are based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are recognized over the commitment period, using the straight-line method.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level considered adequate to absorb losses relating to specifically identified loans as well as probable incurred credit losses inherent in the balance of the loan portfolio. The allowance is established by a provision charged to operations. For all loan classes, loans are charged against the allowance when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The Bank makes ongoing credit reviews of individual loans in the portfolio considering current economic conditions, developments in the Florida real estate market, historical loan loss experience, industry loan loss experience, specific problem loans, growth and composition of the loan portfolio, adverse situations that may affect borrowers’ ability to repay, the estimated value of underlying collateral, financial strength of guarantors, and other factors in determining the adequacy of the allowance. While management uses the best information available to make its evaluation, the evaluation is inherently subjective and future adjustments to the allowance may be necessary.

The allowance consists of specific and general reserves. Specific reserves are established for classified loans that management has determined to be impaired. The general component is determined by portfolio segment and is based on historical loss experience over the most recent five years, peer data, and other qualitative factors. The Bank has divided the loan portfolio into five portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified by the Bank are commercial real estate, construction and land development, commercial, residential real estate and consumer loans. Commercial real estate loans consist of loans to finance real estate purchases, refinancing, expansions and improvements to commercial properties. These loans are secured by first liens on office buildings, apartments, retail and mixed-use properties, churches, warehouses,

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

restaurants and hotels within the market area. The Bank’s underwriting analysis includes credit verification, independent appraisals, a review of the borrower’s financial condition and a detailed analysis of the borrower’s underlying cash flows. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions can affect the repayment ability of these loans. Construction loans are for the construction of mixed-use properties, owner-occupied office buildings and residential homes and are secured by the property under construction. The risk of loss on construction loans is dependent largely upon the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost, including interest, of the project. Land loans are secured by first liens on agricultural, commercial and residential land. Construction and land development loans often involve greater risk. Commercial loans are loans and lines of credit to small- and medium-sized companies in the Bank’s market area. Commercial loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. Primarily all of the Bank’s commercial loans are secured loans. The Bank’s underwriting analysis consists of credit verification, a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral and guarantees by the principals of the borrower. These loans are generally secured by accounts receivable, inventory and equipment. Residential real estate loans consist of adjustable-rate loans for the purpose of purchase or refinancing of a mortgage and include home equity lines of credit. These loans are largely collateralized by primary and secondary homes. Consumer loans are loans and lines of credit to individuals for the purchase of vehicles, boats and other household items. Consumer loans are generally secured by the household items purchased but can be unsecured. The Bank seeks to minimize the risk inherent in all loans through our underwriting standards.

This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Enhancements to the allowance for loan losses methodology are reviewed and assessed at each reporting period by the Bank. The Bank, for all periods presented, uses a five year actual loss experience with all years receiving equal weighting as this is representative of the estimate of losses for the Bank. Additionally, according to the National Bureau of Economic Research, the five year actual loss experience is generally considered to be “short-term” as the average business cycle length during the last eleven business cycles has been close to six years.

For all loan classes, loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans such as consumer and residential mortgage loans are collectively evaluated for impairment.

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchased Credit Impaired Loans: The Bank purchases individual loans and groups of loans, some of which have shown evidence of deterioration of credit quality since origination and for which it was probable, at acquisition, that the Bank will be unable to collect all contractually required payments receivable. These groups of loans are initially recorded at fair value with no valuation allowance. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Such acquired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type, and date of origination. The Bank estimates the amount and timing of expected cash flows for each acquired loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that an impairment test should be performed. The Bank has selected December 31 as the date to perform the annual impairment test.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank’s balance sheet.

Other intangible assets consist of core deposit intangibles obtained through acquisitions. Core deposit intangibles (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) have finite lives and are amortized by the declining balance method over their estimated useful lives, ranging from 7 to 10 years. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are written down to fair value.

Income Taxes: Deferred taxes are determined using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards; and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the bases of assets and liabilities for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, we believe it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as income tax expense in the statement of income

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the unrealized losses on securities available for sale which were transferred to held to maturity, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Statement of Cash Flows: For purposes of reporting cash flows, cash and due from banks include cash on hand and amounts due from banks, including cash items in process of clearing and interest earning deposits in other banks. Cash flows from loans, deposits, federal funds sold and securities sold under agreements to repurchase and acquisitions are reported net.

Stock-Based Compensation: Compensation cost relating to share-based payment transactions is recognized in the financial statements using a fair value measurement method based on the grant-date fair value of the award. Compensation cost is recognized over the period the employee is required to provide services for the award. The Bank estimates the fair value of stock options using a Black-Scholes option pricing model.

Derivative Financial Instruments: Derivative financial instruments consist of interest rate swaps and are recognized as assets and liabilities in the consolidated statements of financial condition at fair value. The Bank’s derivative instruments have not been designated as hedging instruments. These undesignated derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in fair value recorded in other noninterest income.

Fair Value Measurements: Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs.

Generally accepted accounting principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2 – inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about assumptions market participants would use in pricing the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications: Certain amounts for the prior period have been reclassified to conform to the current year presentation.

Newly Adopted Standards: On March 30, 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this standard affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, this guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those fiscal years but early adoption is permitted. We adopted this new guidance effective for the year ending December 31, 2016 and as such recorded a tax benefit of $1,252 in the Consolidated Statements of Income for the year ended December 31, 2016. Additionally, with the adoption of this new standard, we have made the appropriate adjustments in the interim statements issued during the year of adoption and as such have recorded a tax benefit for the three and six months ended June 30, 2016 in the amount of $230 and $427, respectively. The excess tax benefit is shown in the Consolidated Statement of Cash Flows as an operating activity using a prospective transition method. An election was made to account for forfeitures using estimates for expected forfeiture rates.

Newly Issued Not Yet Effective Standards: In May 2014, the FASB issued an update (ASU No. 2014-09, Revenue from Contracts with Customers) creating FASB Topic 606, Revenue from Contracts with Customers. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to achieve the core principle. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2016, FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The guidance revises the accounting for the classification and measurement of investments in equity securities and revises the presentation of certain fair value changes for financial liabilities measured at fair value. For equity securities, the guidance in ASU 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income. For financial liabilities that are measured at fair value in accordance with the fair value option, the guidance requires presenting, in other comprehensive income, the change in fair value that relates to a change in instrument-specific credit risk. This guidance also eliminates the disclosure assumptions used to estimate fair value for financial instruments measured at amortized cost and requires disclosure of an exit price notion in determining the fair value of financial instruments measured at amortized cost. This guidance is effective for interim and annual periods beginning after December 15, 2017. We are currently evaluating the impact, if any, that adopting the guidance will have on our financial position, results of operations, and our financial statement disclosures.

On February 25, 2016, the FASB issued a new standard, ASU 2016-02, “Leases”. This new standard will require lessees to recognize leases on their balance sheet as a right-of-use asset and a lease liability for all leases with lease terms of more than twelve months. For income statement purposes, leases will be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, results of operations, and our financial statement disclosures.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach, based on expected losses to estimate the credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (“AFS”) debit securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The current expected credit losses (“CECL”) model will apply to financial assets subject to credit losses and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. The CECL model requires an entity to estimate the credit losses expected over the life of an exposure (or pool of exposures), The estimate of expected credit losses (“ECL”) should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Financial instruments with similar risks characteristics should be grouped together when estimating ECL. The ASU does not prescribe a specific method to make the estimate, so its application will require significant judgement. The initial estimate of the ECL and subsequent changes in the estimate will be reported in current earnings through the allowance for loan and lease losses (“ALLL”).

The ASU amends the current AFS security other-than-temporary impairment (“OTTI”) model for debit securities. The new model will require an estimate of ECL only when the fair value is below the amortized cost of the asset. The length of time the fair value of the AFS debt security has been below the amortized cost will no longer impact the determination of whether a credit loss exists. The AFS debt security model will also require the use of an allowance to record the estimated credit losses (and subsequent recoveries).

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The purchase credit financial assets with credit deterioration (“PCD”) model applies to purchased financial assets that have experienced more than an insignificant credit deterioration since origination. The initial estimate of ECL for a PCD would be recognized through an ALLL, with an offset to the cost basis of the related financial asset at acquisition. The ASU also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the ALLL. The ASU’s requirement to estimate ECL, will likely result in an increase in credit reserves and changes to systems, processes and controls and may require a considerable amount of time to implement.

For public business entities that are not SEC filers this guidance will be effective in the fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, results of operations, and our financial statement disclosures.

On January 26, 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, to simplify the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. We will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2019. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

On March 30, 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, which amends the amortization period for certain purchased callable debt securities held at a premium, shortening such period to the earliest call date. Under the ASU, entities must amortize to the earliest call date the premium on certain purchased callable debt securities. Therefore, they will no longer recognize a loss in earnings upon the debtor’s exercise of a call on a purchased callable debt security held at a premium. The guidance does not require any accounting change for debt securities held at a discount; the discount continues to be amortized as an adjustment of yield over the contractual life (to maturity) of the instrument. For public business entities, the amendments in this update become effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

On May 10, 2017, the FASB issued ASU 2017-09 as an update to Compensation – Stock Compensation (Topic 718), to provide clarity and provide uniformity when changes are made to the terms or conditions of a share-based payment award. The ASU outlines the conditions that must be met for a modification to take effect. The amendments in this update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 2—SECURITIES

The following table summarizes the amortized cost and fair value of securities at June 30, 2017 and December 31, 2016 and the corresponding amounts of gross unrecognized gains and losses:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
June 30, 2017
Securities Held to Maturity
SBIC and SBAP debentures	$1,832	$—	$(4)	$1,828
Government agencies and
Government sponsored entities	14,627	295	(8)	14,914
Government agency residential mortgage-backed securities	92,344	668	(622)	92,390

	$108,803	$963	$(634)	$109,132

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2016
Securities Held to Maturity
SBIC and SBAP debentures	$1,966	$4	$(2)	$1,968
Government agencies and
Government sponsored entities	14,566	320	(7)	14,879
Government agency residential mortgage-backed securities	99,997	558	(683)	99,872

	$116,529	$882	$(692)	$116,719

The unrecognized gains and losses above represent the difference between the amortized cost basis of each security and its fair value. For securities that were transferred in 2013 from available-for-sale to held-to-maturity, the amortized cost basis is the fair value at the time of the transfer, adjusted for any accretion of the gain or amortization of the loss that was present on the date of transfer. For securities that were purchased as held-to-maturity, the amortized cost basis represents the book value of the security.

The SBIC and SBAP Debentures are securities of Small Business Investment Companies, which are licensed by the United States Small Business Administration (“SBA”). The SBA, an independent agency of the United States government, is the guarantor for these securities. The full faith and credit of the United States government is pledged to honor the SBA’s guarantee.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 2—SECURITIES (Continued)

The table below shows the securities in gross unrealized loss positions at June 30, 2017 and December 31, 2016, aggregated by investment category and length of time that individual securities have been in a continuous loss position. The gross unrealized losses represent the difference between the securities fair values and book values and reflect the approximate loss that the Bank would incur if these securities had been sold at June 30, 2017 or December 31, 2016:

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrecognized Losses	Fair Value	Gross Unrecognized Losses	Fair Value	Gross Unrecognized Losses	Fair Value
June 30, 2017
Securities Held to Maturity Government agencies and Government sponsored entities	$(98)	$16,265	$(3)	$477	$(101)	$16,742
Government agency residential Mortgage-backed securities	(916)	88,920	(48)	1,292	(964)	90,212

	$(1,014)	$105,185	$(51)	$1,769	$(1,065)	$106,954

December 31, 2016
Securities Held to Maturity Government agencies and Government sponsored entities	$(133)	$14,879	$(3)	$499	$(136)	$15,378
Government agency residential Mortgage-backed securities	(1,231)	91,431	(58)	1,454	(1,289)	92,885

	$(1,364)	$106,310	$(61)	$1,953	$(1,425)	$108,263

At June 30, 2017 and December 31, 2016, the same three held-to-maturity securities have been in an unrecognized loss position for more than one year. Total unrealized losses totaled 1.0% and 1.30% of the amortized cost of these securities at June 30, 2017 and December 31, 2016, respectively. All of the securities in unrealized loss positions were issued by U.S. Government agencies and government sponsored entities; therefore, management does not consider there to be a credit loss associated with any of the securities. Management’s intent is to hold these securities and it is not more likely than not that the Bank will be required to sell any of the securities in an unrealized loss position. Given the low magnitude of the unrealized losses, the nature of the securities, and the intent and ability of the Bank to hold the securities until maturity or recovery in value, the unrealized losses are considered by management to be temporary.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 2—SECURITIES (Continued)

The amortized cost and fair value of securities at June 30, 2017, by contractual maturity, are shown below:

	Amortized Cost	Fair Value
Securities Held to Maturity
Due within one year	$2,000	$1,992
Due after one year through five years	12,082	12,275
Due after five years through ten years	1,897	1,998
Due over ten years	480	477
Mortgage-backed securities	92,344	92,390

	$108,803	$109,132

Mortgage-backed securities are excluded from the maturity categories because they are not due at a single due date. In addition, mortgage-backed securities may mature earlier than their contractual maturities because of prepayments.

During the first six months of 2017, the Bank had $3,000 in U.S. Government agency securities called and received $12,610 in principal payments on all other securities, or total proceeds of $15,610. Total purchases during the first six months were $8,080 in U.S. Government mortgage-back securities.

At June 30, 2017 and December 31, 2016, securities with a carrying value of $89,307 and $89,064, respectively, were pledged as collateral for securities sold under agreements to repurchase and to secure certain exposures on outstanding swap transactions.

Federal Home Loan Bank stock, stated at par value, was $4,352 at June 30, 2017 and $3,587 at December 31, 2016. Management has not identified events or changes in circumstances that might have a significant adverse effect on the value of this stock.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of net loans is as follows at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Commercial real estate	$1,312,267	$1,225,046
Construction and land development	261,187	261,006
Residential real estate	472,367	384,733
Commercial	312,147	307,729
Consumer and other	112,938	107,848

	2,470,906	2,286,362
Less:
Net discount on loans acquired	7,168	8,018
Net deferred loan origination fees	3,373	3,408

Subtotal	2,460,365	2,274,936
Less: Allowance for loan losses	19,848	18,888

Loans, net	$2,440,517	$2,256,048

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

At June 30, 2017 and December 31, 2016, loans with a carrying value of approximately $143,969 and $155,618, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta under a blanket floating lien agreement.

The following table presents the activity in the allowance for loan losses by portfolio segment for the three and six months ended June 30, 2017:

	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance April 1, 2017	$11,742	$1,913	$2,491	$2,915	$477	$19,538
Provision for loan losses	288	56	214	35	7	600
Loans charged-off	—	—	(266)	(98)	(30)	(394)
Recoveries	12	14	19	51	8	104

Total ending allowance balance June 30, 2017	$12,042	$1,983	$2,458	$2,903	$462	$19,848

	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance January 1, 2017	$11,384	$2,026	$2,273	$2,758	$447	$18,888
Provision for loan losses	604	(66)	507	103	52	1,200
Loans charged-off	—	—	(366)	(98)	(48)	(512)
Recoveries	54	23	44	140	11	272

Total ending allowance balance June 30, 2017	$12,042	$1,983	$2,458	$2,903	$462	$19,848

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the three and six months ended June 30, 2016:

	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance April 1, 2016	$12,009	$1,586	$1,971	$2,505	$423	$18,494
Provision for loan losses	(443)	374	(2)	47	24	—
Loans charged-off	(64)	—	—	—	—	(64)
Recoveries	116	4	9	32	4	165

Total ending allowance balance June 30, 2016	$11,618	$1,964	$1,978	$2,584	$451	$18,595

	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance January 1, 2016	$11,671	$1,702	$1,954	$2,457	$365	$18,149
Provision for loan losses	(126)	251	(71)	61	78	193
Loans charged-off	(64)	—	(4)	(4)	—	(72)
Recoveries	137	11	99	70	8	325

Total ending allowance balance June 30, 2016	$11,618	$1,964	$1,978	$2,584	$451	$18,595

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2017 and December 31, 2016:

	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Commercial	Consumer	Total
June 30, 2017
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$58	$—	$290	$409	$—	$757
Collectively evaluated for impairment	11,984	1,983	2,168	2,494	462	19,091
Acquired with deteriorated credit quality	—	—	—	—	—	—

Total ending allowance balance	$12,042	$1,983	$2,458	$2,903	$462	$19,848

Loans:
Loans individually evaluated for impairment	$16,325	$—	$3,443	$2,881	$—	$22,649
Loans collectively evaluated for impairment	1,261,791	257,568	459,691	305,756	112,583	2,397,389
Loans acquired with deteriorated credit quality	27,791	3,259	6,277	2,978	22	40,327

Total ending loans balance	$1,305,907	$260,827	$469,411	$311,615	$112,605	$2,460,365

	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Commercial	Consumer	Total
December 31, 2016
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$51	$—	$262	$412	$—	$725
Collectively evaluated for impairment	11,333	2,026	2,011	2,346	447	18,163
Acquired with deteriorated credit quality	—	—	—	—	—	—

Total ending allowance balance	$11,384	$2,026	$2,273	$2,758	$447	$18,888

Loans:
Loans individually evaluated for impairment	$9,585	$—	$3,653	$2,408	$1	$15,647
Loans collectively evaluated for impairment	1,179,441	257,575	372,679	301,310	107,445	2,218,450
Loans acquired with deteriorated credit quality	28,972	3,096	5,686	3,085	—	40,839

Total ending loans balance	$1,217,998	$260,671	$382,018	$306,803	$107,446	$2,274,936

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information related to impaired loans by class of loans as of June 30, 2017 and December 31, 2016:

	As of June 30, 2017			As of December 31, 2016
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial real estate:
Owner occupied	$2,063	$1,618	$—	$2,101	$1,655	$—
Non-owner occupied	11,595	10,077	—	3,764	3,246	—
Construction and land development:
Land development	—	—	—	—	—	—
Residential real estate:
First mortgages	857	857	—	2,055	2,056	—
HELOCs and equity	311	224	—	555	418	—
Commercial	2,288	2,206	—	2,108	1,715	—
Consumer	—	—	—	1	1	—

Subtotal	17,114	14,982	—	10,584	9,091	—

With an allowance recorded:
Commercial real estate:
Owner occupied	1,387	1,387	22	1,409	1,409	1
Non-owner occupied	2,405	2,405	26	2,437	2,437	31
Multifamily	847	838	10	857	838	19
Construction and land development:
Land development	—	—	—	—	—	—
Residential real estate:
First mortgages	2,410	2,237	247	1,179	1,179	262
HELOCs and equity	125	125	43	—	—	—
Commercial	675	675	409	754	693	412

Subtotal	7,849	7,667	757	6,636	6,556	725

Total	$24,963	$22,649	$757	$17,220	$15,647	$725

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Average of impaired loans and related interest income by class of loans for the three and six months ended June 30, 2017:

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
Commercial real estate:
Owner occupied	$3,015	$31	$31	$3,031	$57	$57
Non-owner occupied	9,356	73	73	7,509	145	145
Multifamily	838	—	—	838	—	—
Construction and land development:
Construction	—	—	—	—	—	—
Land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Residential real estate:
First mortgages	3,042	6	6	3,074	11	11
HELOCs and equity	411	4	3	460	6	5
Commercial	2,721	19	14	2,608	37	32
Consumer	—	—	—	—	—	—

Total	$19,383	$133	$127	$17,520	$256	$250

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Average of impaired loans and related interest income by class of loans for the three and six months ended June 30, 2016:

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
Commercial real estate:
Owner occupied	$2,866	$30	$30	$2,877	$61	$61
Non-owner occupied	5,748	74	75	5,339	150	150
Multifamily	831	7	5	828	14	12
Construction and land development:
Construction	—	—	—	—	—	—
Land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Residential real estate:
First mortgages	1,642	5	5	1,772	12	12
HELOCs and equity	702	—	—	750	2	2
Commercial	796	—	—	817	1	1
Consumer	1	—	—	1	—	—

Total	$12,586	$116	$115	$12,384	$240	$238

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of June 30, 2017 and December 31, 2016:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Commercial real estate
Owner occupied	$1,013	$966	$—	$—
Non-owner occupied	2,772	212	—	—
Multifamily	88	93	—	—
Construction and land development
Construction	—	—	—	—
Land development	248	259	—	—
Residential real estate
First mortgages	2,415	2,729	128	—
HELOCs and equity	196	722	—	—
Commercial	4,391	3,575	—	—
Consumer and other	—	—	—	18

Total	$11,123	$8,556	$128	$18

The following table presents the aging of the recorded investment in past due loans as of June 30, 2017 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial real estate
Owner occupied	$—	$—	$1,013	$1,013	$518,722	$519,735
Non-owner occupied	—	—	2,772	2,772	669,848	672,620
Multifamily	—	—	88	88	113,464	113,552
Construction and land development
Construction	—	—	—	—	194,408	194,408
Land development	—	—	248	248	66,171	66,419
Residential
First mortgages	—	168	2,543	2,711	391,681	394,392
HELOCs and equity	406	276	196	878	74,141	75,019
Commercial	—	451	4,391	4,842	306,773	311,615
Consumer and other	1	3	—	4	112,601	112,605

	$407	$898	$11,251	$12,556	$2,447,809	$2,460,365

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2016 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial real estate
Owner occupied	$—	$77	$966	$1,043	$514,075	$515,118
Non-owner occupied	—	—	212	212	584,408	584,620
Multifamily	—	—	93	93	118,167	118,260
Construction and land development
Construction	—	—	—	—	195,005	195,005
Land development	—	—	259	259	65,407	65,666
Residential
First mortgages	178	72	2,729	2,979	302,914	305,893
HELOCs and equity	—	—	722	722	75,403	76,125
Commercial	—	—	3,575	3,575	303,228	306,803
Consumer and other	56	4	18	78	107,368	107,446

	$234	$153	$8,574	$8,961	$2,265,975	$2,274,936

Troubled Debt Restructurings:

The Bank has allocated $145 and $140 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings (“TDR”) as of June 30, 2017 and December 31, 2016, respectively. The recorded investment of these loans was $10,488 and $9,464 as of June 30, 2017 and December 31, 2016, respectively. As of June 30, 2017 and December 31, 2016, $1,500 and $419, respectively, of these loans were on nonaccrual status. At June 30, 2017 and December 31, 2016, there were no additional funds committed to be advanced in connection with loans classified as trouble debt restructurings.

When certain conditions arise, the Bank may determine it to be beneficial to restructure or modify the terms of a loan as a TDR. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate or an extension of the maturity date of the loan were for periods ranging from six months to seven years.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

During the three and six months ended June 30, 2017, four loans were modified as trouble debt restructuring. The following table presents loans by class modified as troubled debt restructurings that occurred during the three and six months ended June 30, 2017:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	3	725	725
Commercial real estate:
Owner occupied	1	$425	$425

Total	4	$1,150	$1,150

There was no increase in the allowance for loan losses and no charge-offs for the troubled debt restructurings described above during the three or six month period ended June 30, 2017.

During the three months ended June 30, 2016, there were no loans modified as troubled debt restructuring. The following table presents loans by class modified as troubled debt restructurings that occurred during the six months ended June 30, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial real estate:
Nonowner occupied	1	$1,960	$1,960

Total	1	$1,960	$1,960

There was no increase in the allowance for loan losses and no charge-offs for the troubled debt restructurings described above during the three or six month period ended June 30, 2016.

There were no troubled debt restructurings for which there was a payment default within 12 months following the modification during the three and six month periods ended June 30, 2017 and June 30, 2016.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The terms of certain other loans were modified that did not meet the definition of a troubled debt restructuring. The recorded investment of these modifications during the three and six months ended June 30, 2017 was $13,520 and $28,642, respectively. For the three and six months ended June 30, 2016, modifications that did not meet the definition of a troubled debt restructuring were $4,400 and $6,933, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant. Generally the modifications were to lower interest rates prior to maturity to competitively retain the loan.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Bank for further deterioration or improvement to determine if the loan is properly classified and if there is any impairment. All commercial lines of credit and commercial real estate loans over $500 are reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Bank will evaluate the loan risk rating. The Bank uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loans excluded from the scope of the annual review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances the loan is specifically evaluated for potential classification as to special mention, substandard or even charged off.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

As of June 30, 2017, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate
Owner occupied	$506,570	$3,310	$9,855	$—	$519,735
Non-owner occupied	666,850	256	5,514	—	672,620
Multifamily	110,420	10	3,122	—	113,552
Construction and land development
Construction	194,243	—	165	—	194,408
Land development	63,136	516	2,767	—	66,419
Residential
First mortgages	390,217	1,111	3,064	—	394,392
HELOCs and equity	74,505	181	333	—	75,019
Commercial	301,029	4,639	5,947	—	311,615
Consumer and other	112,605	—	—	—	112,605

Total	$2,419,575	$10,023	$30,767	$—	$2,460,365

Total special mention loans of $10,023 increased $3,849 from $6,174 at December 31, 2016 and included $1,724 in loans that were acquired with deteriorated credit quality. Total substandard loans of $30,767 increased $7,783 from $22,984 at December 31, 2016 and included $13,164 in loans that were acquired with deteriorated credit quality.

As of December 31, 2016, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate
Owner occupied	$504,770	$5,495	$4,853	$—	$515,118
Non-owner occupied	581,629	—	2,991	—	584,620
Multifamily	115,084	26	3,150	—	118,260
Construction and land development
Construction	194,840	—	165	—	195,005
Land development	62,584	516	2,566	—	65,666
Residential
First mortgages	302,674	—	3,219	—	305,893
HELOCs and equity	75,184	81	860	—	76,125
Commercial	301,568	56	5,179	—	306,803
Consumer and other	107,445	—	1	—	107,446

Total	$2,245,778	$6,174	$22,984	$—	$2,274,936

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Total special mention loans of $6,174 were all loans that were acquired in past mergers. Total substandard loans of $22,984 include $12,577 from loans acquired in past mergers with deteriorated credit quality.

Purchased Credit Impaired Loans

The Bank has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. Evidence of credit quality deterioration as of the acquisition date may include information such as past due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans are initially measured at fair value, which encompasses estimated future credit losses expected to be incurred over the lives of the loans.

Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using internal risk models, which incorporate estimates of current key assumptions, such as default rates, severity and collateral values.

The carrying amount of those loans included in loans receivable in the accompanying consolidated statements of financial condition at June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017	December 31, 2016
Commercial real estate	$27,791	$28,972
Construction and land development	3,259	3,096
Residential	6,277	5,686
Commercial	2,978	3,085
Consumer	22	—

Total	$40,327	$40,839

Principal balance outstanding at end of period	$53,366	$58,179

Following is a summary of changes in accretable yield, or income expected to be collected, for acquired impaired loans for the three months ended June 30, 2017 and 2016:

	Three Month Period Ended
	June 30, 2017	June 30, 2016
Balance at April 1	$6,795	$7,053
Accretion of income	(1,187)	(1,462)
Reclassifications from nonaccretable	201	395
Disposals	(24)	—

Balance at June 30	$5,785	$5,986

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Following is a summary of changes in accretable yield, or income expected to be collected, for acquired impaired loans for the six months ended June 30, 2017 and 2016:

	Six Month Period Ended
	June 30, 2017	June 30, 2016
Balance at January 1	$4,252	$7,833
New loans purchased	2,283	—
Accretion of income	(3,066)	(2,329)
Reclassifications from nonaccretable	2,493	482
Disposals	(177)	—

Balance at June 30	$5,785	$5,986

The Bank’s allowance for loan losses for acquired impaired loans would reflect only those losses incurred after acquisition. The Bank had no allowance for loan losses on any loans acquired with evidence of credit quality deterioration as of June 30, 2017 and 2016.

Loans acquired during 2017 for which it is probable at acquisition that all contractually required payments would not be collected are summarized as follows:

Contractually required principal and interest at acquisition:
Commercial real estate	$2,853
Construction and land development	1,474
Residential	2,584

6,911
Less: Nonaccretable discount	(1,173)

Cash flows expected to be collected at acquisition	5,738
Accretable yield	(2,283)

Basis in acquired loans at acquisition	$3,455

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Income is not recognized on certain purchased loans if the Bank cannot reasonably estimate cash flows expected to be collected. The carrying amounts of such loans as of June 30, 2017 and December 31, 2016 were:

	June 30, 2017	December 31, 2016
Commercial real estate	$539	$419
Residential	400	531

	$939	$950

NOTE 4 – BORROWINGS

The Bank enters into borrowing arrangements (“securities sold under agreements to repurchase’) with various customers under which the Bank pledges U.S. Government agency securities which it owns and controls. These arrangements, which mature daily, had a carrying amount of $22,429 and $36,448 at June 30, 2017 and December 31, 2016, respectively. The remaining $10,000 outstanding at both June 30, 2017 and December 31, 2016 matures in February, 2018, but is callable quarterly at the discretion of the counterparty. This borrowing arrangement is also secured by U.S. Government agency securities. Additional details on these securities sold under agreement to repurchase as of June 30, 2017 are outlined below:

	Mature Daily	Over 1 Year	Total
Fair value of U.S. Government securities pledged	$36,814	$11,921	$48,735
Borrowings related to pledged amounts	$22,429	$10,000	$32,429
Fair value pledged as a percentage of borrowings	164.1%	119.2%	150.3%

The Bank has an “Advances and Security Agreement” with the Federal Home Loan Bank of Atlanta (“FHLB”). All borrowings under the agreement are secured by a blanket lien on qualified collateral (see Note 3). At June 30, 2017 and December 31, 2016 there was $35,717 and $25,000 in term advances outstanding, respectively. The term advances bear interest at fixed rates ranging from 0.97% to 2.76%, with $12,000 maturing in 2017, $22,500 in 2018 and $1,217 in 2023. Three of the advances totaling $25,000 have a quarterly conversion date which allows the outstanding advances to be converted from fixed rate to variable rate at the option of the FHLB. The Bank had approximately $46,468 in remaining available credit under this agreement at June 30, 2017.

The Bank had available credit of $82,000 under unsecured federal funds lines of credit with various correspondent banks at June 30, 2017 and December 31, 2016. There were no borrowings outstanding under these agreements at June 30, 2017 or December 31, 2016.

With the Regent Bancorp, Inc. acquisition in 2016, we acquired $12,475 in subordinated debentures with a fair value of $8,121 and a current balance of $8,289. Of the $12,475 face amount of the debentures, $5,155 are due April 7, 2035, with a quarterly interest rate adjustment to the three month LIBOR rate plus 2.15%. The remaining face amount of $7,320 is due September 23, 2036, with a quarterly interest rate adjustment to the three month LIBOR rate plus 1.62%. The debentures are redeemable, in whole or in part, prior to maturity at our option on a quarterly basis when interest is due and payable and in whole at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the debentures.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 5—INCOME TAXES

The provision for income taxes for the periods ended June 30, 2017 and 2016 consists of the following:

	Six Months Ended
	June 30, 2017	June 30, 2016
Current
Federal	$6,664	$4,606
State	964	838

	7,628	5,444

Deferred
Federal	977	1,722
State	80	176

	1,057	1,898

Total provision for income taxes	$8,685	$7,342

NOTE 6—STOCK OPTIONS

In 2005, the Board of Directors approved the Stonegate Bank Stock Option Plan (the “2005 Plan”). In April of 2012, the Board of Directors approved the Stonegate Bank Statutory and Nonstatutory Stock Option Plan (the “2012 Plan”). The 2012 Plan terminated the 2005 Plan except as to those options previously issued under the 2005 Plan. In April 2014, the Board of Directors approved the 2014 Stonegate Statutory and Nonstatutory Stock Option Plan (the “2014 Plan”), which was subsequently approved by the Bank’s shareholders at the 2014 annual meeting. The 2014 Plan terminated the 2012 Plan except as to those options previously issued under the 2012 Plan.

Similar to its predecessor plans, stock options may be granted under the 2014 Plan to directors, officers and employees of the Bank for the purchase of common stock. The exercise price of each option granted under the plans must equal or exceed the fair market value of the Bank’s stock on the date of grant. Options issued become exercisable at a rate no greater than 20% per year of service from the date of grant. Options expire 10 years from the date of grant. The maximum number of options that can be granted under the 2014 Plan is equal to 20% of outstanding common shares. Through June 30, 2017, the Bank had set aside 2,932,939 shares of common stock for the granting of options under the 2014 Plan, of which 1,243,539 remained available for grant at June 30, 2017. New shares of common stock will be issued upon the exercise of any outstanding Bank options.

The following table presents total stock-based compensation for the periods ended June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Total stock-based compensation expense
For three months ended	$299	$300
For six months ended	608	584

At June 30, 2017, there was $2,902 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Bank’s stock option plans. The Bank expects to recognize that cost over a weighted average period of 3.17 years.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 6—STOCK OPTIONS (Continued)

The Bank used the Black-Scholes option pricing model to calculate fair values of options awarded. This model requires assumptions as to expected volatility, dividends, terms and risk-free rates. Assumptions used for the six months ended June 30, 2017 and 2016, are outlined in the table below:

	2017	2016
Expected volatility	19.90%	19.78% - 19.89%
Dividend Yield	0.68%	1.07%
Expected term in years	10 years	10 years
Range of risk free rates	2.57%	1.78% - 2.07%

The Bank uses historical market prices of its own common stock in its calculation of volatility. The expected term represents the period of time that options granted are expected to be outstanding based on the contractual terms of the options and employees’ expected exercise behavior. The risk free rate is based on the U.S. Treasury zero coupon constant maturity rate in effect at the time of grant for the appropriate life of each option.

The following table presents the activity of the Bank’s outstanding stock options, for all classes of common stock at June 30, 2017:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value	Range of Exercise Prices
Options outstanding, January 1, 2017	1,071,050	$21.10
Options granted	35,500	47.20
Options exercised	(58,000)	17.15
Options forfeited	(17,000)	30.36
Options expired	—	—

Options outstanding, June 30, 2017	1,031,550	$22.06	5.91	$24,881	$6.80-$47.20

Exercisable at June 30, 2017	654,683	$17.67	4.69	$18,667

Unvested at June 30, 2017	376,867	$29.69	8.03	$6,214

Expected to vest at June 30, 2017	1,031,550	$22.06	5.91	$24,881

The following table presents the values of option grants and exercises for the six months ended June 30, 2017 and 2016:

	Six Months Ended
	June 30, 2017	June 30, 2016
Intrinsic value of options exercised	$1,684	$1,795
Cash received from option exercises	996	1,860
Tax benefit realized from option exercises	527	427
Weighted average grant date fair value of options granted	14.18	7.62
Total fair value of shares underlying options vested during the quarter	503	1,715

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 7—REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

Effective January 1, 2015, new regulatory capital requirements, referred to as Basel III, were established by the international banking framework and are reflected in the table below. As part of Basel III, management opted out of the AOCI treatment and therefore unrealized security gains and losses will continue to be excluded from the capital calculations. Quantitative measures established by Basel III to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total, Tier 1 and Common Equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined in the Federal Deposit Insurance Corporation (“FDIC”) regulations). The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Management believes that the Bank met all capital adequacy requirements to which it is subject at June 30, 2016.

Additionally, effective as of January 1, 2016, financial institutions are required to maintain a capital conservation buffer (CCB) to avoid restrictions on capital distributions and other payments. If a financial institution’s CCB falls below the minimum requirement, its maximum payout amount for capital distributions and discretionary payments declines to a set percentage of eligible retained income based on the size of the buffer. The implementation of the CCB began on January 1, 2016 at the 0.625% level and will be phased in over a three-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019). As of June 30, 2017, the Bank’s CCB stood at 4.53%.

At June 30, 2017 and December 31, 2016, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 7—REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

The Bank’s actual capital amounts and ratios are also presented in the table:

	Actual		Minimum Required for Capital Adequacy Purposes (1)		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2017
Total capital (to risk-weighted assets)	$352,865	12.5%	$296,103	10.5%	$282,003	10.0%
Tier 1 capital (to risk-weighted assets)	324,654	11.5	239,702	8.5	225,602	8.0
Common Equity Tier 1 capital (to risk-weighted assets)	324,654	11.5	197,402	7.0	183,302	6.5
Tier 1 capital (to average assets)	324,654	10.7	121,538	4.0	151,922	5.0
December 31, 2016
Total capital (to risk-weighted assets)	$314,768	12.1%	$272,410	10.5%	$259,438	10.0%
Tier 1 capital (to risk-weighted assets)	287,630	11.1	220,522	8.5	207,550	8.0
Common Equity Tier 1 capital (to risk-weighted assets)	287,630	11.1	181,607	7.0	168,635	6.5
Tier 1 capital (to average assets)	287,630	10.0	115,258	4.0	144,072	5.0

(1)-minimum ratio plus fully phased-in CCB.

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank paid to shareholders of record $2,450 during the first six months of 2017. Based upon this regulatory limitation, the Bank could, without prior approval, declare dividends during the 2017 calendar year, of up to approximately $54,036 plus any 2017 net profits retained as of the date of the dividend declaration.

NOTE 8—DERIVATIVE FINANCIAL INSTRUMENTS

During 2008, the Bank, as part of its product line, began offering to customers who desired intermediate to long-term fixed rate lending the ability to enter into interest rate swaps whereby the Bank receives interest at a fixed rate and pays interest at a variable rate indexed to LIBOR. Simultaneous with the execution of the swap agreement with its customer the Bank enters into an interest rate swap agreement, indexed to LIBOR, with one of its correspondent banks whereby the Bank pays interest at a fixed rate and receives interest at a variable rate.

These standalone derivative financial instruments are in the form of interest rate swap agreements and derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Bank’s balance sheet as other assets and other liabilities.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 8—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The Bank is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Bank, and, therefore, creates a repayment risk for the Bank. When the fair value of a derivative contract is negative, the Bank owes the counterparty and, therefore, it has no repayment risk. The Bank controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations.

At June 30, 2017 and December 31, 2016, the information pertaining to outstanding interest rate swap agreements whereby the Bank makes payments at a variable rate determined by a specified index (1 to 3-month LIBOR and prime rate) in exchange for receiving payments at a fixed rate is as follows:

	June 30, 2017	December 31, 2016
Notional amount	$157,015	$159,918
Weighted average pay rate	3.69%	3.20%
Weighted average receive rate	4.73%	4.76%
Weighted average maturity in years	7.59	7.86

At June 30, 2017 and December 31, 2016, the information pertaining to outstanding interest rate swap agreements whereby the Bank makes payments at a fixed rate and receives payments at a variable rate determined by a specified index (1 to 3-month LIBOR and prime rate) is as follows:

	June 30, 2017	December 31, 2016
Notional amount	$157,015	$159,918
Weighted average pay rate	4.73%	4.76%
Weighted average receive rate	3.69%	3.20%
Weighted average maturity in years	7.59	7.86

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 8—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The fair value of derivative instruments, none of which have been designated as hedging instruments, included in the statement of financial condition and the effect of derivative instruments on operations are as follows:

Fair Values of Derivative Instruments

	Asset Derivatives
	Balance Sheet Location	Fair Value
		June 30, 2017	December 31, 2016
Interest rate swap contracts	Other assets	$1,730	$1,825

	Liability Derivatives
	Balance Sheet Location	Fair Value
		June 30, 2017	December 31, 2016
Interest rate swap contracts	Other liabilities	$1,730	$1,825

The Effect of Derivative Instruments on the Statements of Earnings

	Asset Derivatives
	Location of Gain	Amount of Gain
	Recognized in Income	Recognized in Income
		June 30, 2017	June 30, 2016
Interest swap contracts	Other noninterest income
For three months ended		$196	$297
For six months ended		196	705

To reduce credit risk related to the use of derivative instruments the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank’s credit evaluation of the customer.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS

The following tables set forth the Bank’s assets and liabilities which are measured at fair value on a recurring basis as of June 30, 2017 and December 31, 2016:

	June 30, 2017
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Interest rate swaps	$—	$1,730	$—	$1,730

Liabilities
Interest rate swaps	$—	$1,730	$—	$1,730

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Interest rate swaps	$—	$1,825	$—	$1,825

Liabilities
Interest rate swaps	$—	$1,825	$—	$1,825

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS (Continued)

The fair values of assets carried at fair value measured on a nonrecurring basis are as follows at June 30, 2017 and December 31, 2016:

	Fair Value Measurements Using:
	Significant
	Quoted Prices in Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
At March 31, 2017:
Impaired loans:
Residential Real Estate:
First mortgages	$—	$—	$1,918
Commercial	—	—	278

	$—	$—	$2,196

Other real estate owned:
Commercial real estate:
Non-Owner Occupied	—	—	3,578
Residential Real Estate:
First Mortgages	—	—	167
Construction and Land Development:
Land Development	—	—	466

	$—	$—	$4,211

At December 31, 2016:
Impaired loans:
Residential Real Estate:
First mortgages	$—	$—	$81
HELOC and Equity	—	—	100
Commercial	—	—	278

	$—	$—	$459

Other real estate owned:
Commercial real estate:
Non-Owner Occupied	$—	$—	$1,756
Multifamily	—	—	—
Residential Real Estate:
First Mortgages	—	—	559
HELOC and Equity	—	—	197
Construction and Land Development:			—
Land Development	—	—	280

	$—	$—	$2,792

The Bank recorded a provision for loan loss expense of $378 for impaired loans during the three and six month period ending June 30, 2017. The Bank recorded $11 for declines in fair value of other real estate owned in the three and six months ended June 30, 2017 and net losses on sales of other real estate owned of $0 and $39 during the three and six months ended June 30, 2017, respectively.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS (Continued)

The following summarizes information relating to Level 3 non-recurring instruments for the six months ended June 30, 2017 and for the year ended December 31, 2016:

June 30, 2017	Outstanding Balance	Valuation Allowance	Net Carrying Value
Impaired loans – collateral dependent	$2,808	$612	$2,196
Other real estate owned	4,211	—	4,211

December 31, 2016
Impaired loans – collateral dependent	$911	$452	$459
Other real estate owned	2,792	—	2,792

The following tables present quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at June 30, 2017 and December 31, 2016:

June 30, 2017	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$2,196	Sales comparison approach	Comparability adjustments	(12)%-18% (13.8%)
Real estate owned	4,211	Sales comparison approach	Comparability adjustments	(17)%-97% (80.5%)

December 31, 2016	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$459	Sales comparison approach	Comparability adjustments	(12)%-0% (10.7%)
Real estate owned	2,792	Sales comparison approach	Comparability adjustments	(17)%-93% (68.4%)

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS (Continued)

The Bank used the following methods and significant assumptions to estimate fair value:

Cash and due from banks and federal funds sold: The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1 in the fair value hierarchy.

Investment securities: The fair values for investment securities are calculated based on market prices of similar securities or matrix pricing (Level 2), which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities.

Federal Home Loan Bank stock: It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Loans: Fair values of loans, excluding impaired loans, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest receivable approximate fair value resulting in a Level 3 classification. The carrying amounts of accrued interest payable approximate fair value resulting in a level 2 classification.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date resulting in a Level 2 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Borrowed funds: The estimated fair value approximates carrying value for short-term borrowings, including overnight advances from the Federal Home Loan Bank and short-term repurchase agreements resulting in a Level 2 classification. The fair value of long-term borrowings is estimated by discounting future cash flows using current interest rates for similar instruments resulting in a Level 2 classification.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS (Continued)

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the Credit Administration Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Off-balance-sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management does not believe that the fair value of these commitments is material.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 9—FAIR VALUE MEASUREMENTS (Continued)

Following is a summary of the carrying amounts and estimated fair values of the Bank’s financial instruments at June 30, 2017 and December 31, 2016. The fair value estimates presented are based on pertinent information available to management at June 30, 2017 and December 31, 2016. Although management is not aware of any factors that would significantly affect the estimated fair values, their values have not been comprehensively revalued for purposes of these financial statements since the statement of financial condition date. Therefore, current estimates of fair value may differ significantly from the amounts disclosed.

	Fair value measurements
at June 30, 2017	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$325,314	$325,314	$—	$—	$325,314
Federal funds sold	30,000	30,000	—	—	30,000
Securities held to maturity	108,803	—	109,132	—	109,132
Federal Home Loan Bank stock	4,352	—	—	—	N/A
Loans, net	2,440,517	—	—	2,434,694	2,434,694
Accrued interest receivable	5,312	—	—	5,312	5,312
Interest rate swaps	1,730	—	1,730	—	1,730
Financial liabilities:
Deposits- without stated maturities	$2,434,386	$2,434,386	$—	$—	$2,434,386
Deposits- with stated maturities	188,681	—	187,895	—	187,895
Securities sold under agreement to repurchase	32,429	—	32,588	—	32,588
Federal Home Loan Bank advances	35,717	—	35,894	—	35,894
Accrued interest payable	446	—	446	—	446
Interest rate swaps	1,730	—	1,730	—	1,730

	Fair value measurements
at December 31, 2016	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$305,803	$305,803	$—	$—	$305,803
Federal funds sold	30,000	30,000	—	—	30,000
Securities held to maturity	116,529	—	116,719	—	116,719
Federal Home Loan Bank stock	3,587	—	—	—	N/A
Loans, net	2,256,048	—	—	2,248,418	2,248,418
Accrued interest receivable	5,833	—	—	5,833	5,833
Interest rate swaps	1,825	—	1,825	—	1,825
Financial liabilities:
Deposits- without stated maturities	$2,273,873	$2,273,873	$—	$—	$2,273,873
Deposits- with stated maturities	173,953	—	173,362	—	173,362
Securities sold under agreement to repurchase	46,448	—	46,509	—	46,509
Federal Home Loan Bank advances	25,000	—	25,258	—	25,258
Accrued interest payable	446	—	446	—	446
Interest rate swaps	1,825	—	1,825	—	1,825

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 10—EARNINGS PER SHARE

Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Basic
Net Income	$8,324	$6,917	$16,318	$13,810
Weighted average common shares outstanding	15,318,219	12,825,612	14,931,863	12,800,478
Basic earnings per common share	$0.54	$0.54	$1.09	$1.08

Diluted
Weighted average common shares outstanding	15,318,219	12,825,612	14,931,863	12,800,478
Dilutive effects of assumed exercise of stock options	490,808	364,370	490,545	349,692

Average shares and dilutive potential common shares	15,809,027	13,189,982	15,422,408	13,150,170
Diluted earnings per common share	$0.53	$0.52	$1.06	$1.05

Stock options for 48,500 and 376,250 shares of common stock were not considered in computing diluted earnings per common share for the three months ended June 30, 2017 and 2016 because their exercise prices exceeded the market value of our common stock and were antidilutive. For the six month periods ended June 30, 2017 and 2016, stock options for 48,500 and 376,250 were antidilutive and not considered in computing dilutive earnings per common share.

NOTE 11 – ACQUISITION

On March 7, 2017, the Bank completed the acquisition of Insignia Bank (“Insignia”). Insignia was merged with and into the Bank and the Bank was the surviving Florida-chartered commercial bank. The total value of the merger consideration was $48,088, which included $47,112 payable to Insignia shareholders in stock, plus cash in lieu of fractional shares. All of the issued and outstanding shares of common stock of Insignia were exchanged for a total of 997,095 shares of the Bank’s common stock. The fair market value of the Stonegate Common Stock issued in exchange for shares of common stock of Insignia was approximately $47.25 per share.

The Bank’s primary reasons for the transaction were to further solidify its market share in Sarasota County, Florida and expand its customer base to enhance deposit fee income and leverage operating costs through economies of scale. The acquisition increased the Bank’s total assets and total deposits by approximately 8% as compared with the balances at December 31, 2016, and is expected to positively affect the Bank’s operating results to the extent the Bank earns more from interest earning assets than it pays in interest on its interest bearing liabilities. The ability of the Bank to successfully collect interest and principal on loans acquired will also impact cash flows and operating results. Insignia operated two offices in Sarasota County, Florida.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Bank has recorded goodwill on this acquisition of approximately $24,186, which is nondeductible for tax purposes as this acquisition is a nontaxable transaction. The goodwill is calculated based on the fair values of the assets acquired and liabilities assumed as of the acquisition date and is the result of expected operational efficiencies and other factors. Fair value estimates, including core deposit intangible, are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 11 – ACQUISITION (Continued)

The list below summarizes the preliminary estimates of the fair value of the assets purchased and liabilities assumed as of the March 7, 2017 purchase date which are subject to adjustment. Additionally, management assessed and recorded the deferred tax assets resulting from differences in the carrying values of acquired assets and assumed liabilities for financial reporting purposes and their basis for income tax purposes. Management continues to evaluate fair value adjustments related to loans, other real estate owned, premises, intangibles and deferred tax assets as these may be subject to further adjustments.

Fair Value at March 7, 2017

Cash and cash equivalents	$8,364
Investment securities	31,131
Loans, held for investment	188,024
Premises and fixed assets	5,119
Core deposit intangible	3,342
Other assets	6,325

Total assets acquired	$242,305

Deposits	$204,406
Borrowings	13,283
Other liabilities	714

Total liabilities assumed	$218,403

Net assets acquired	$23,902

Consideration paid	48,088

Goodwill	$24,186

The following summarizes the pro forma net interest and other income, net income and earnings per share as if the merger with Insignia was effective as of January 1, 2016, the beginning of the annual period prior to acquisition. There were no material non-recurring adjustments to net interest and other income.

	Three months ended June 30, 2016	Six months ended June 30, 2016
Net interest and non-interest income	$25,942	$50,418
Net income available to common shareholders	$7,257	$14,338
Basic earnings per share	$0.53	$1.04
Diluted earnings per share	$0.51	$1.01

The pro forma above does not include $569 and $981 for the three and six month periods, respectively, for 2016 in non-recurring adjustments to net income and earnings per share for merger related professional expenses. These non-recurring expenses have been expensed in 2017.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 11 – ACQUISITION (Continued)

The table below presents the estimated fair value of the acquired loans, as well as their unpaid principal balance (Book Balance) at the acquisition date. These estimates of fair value are based upon a discounted cash flow analysis. It is expected that all contractually required payments of principal and interest will be collected on loans which are not purchased credit impaired.

	Book Balance	Fair Value
Commercial real estate	$99,574	$99,077
Construction and land development	2,290	2,238
Residential real estate	80,129	79,742
Commercial	2,640	2,517
Consumer	989	995
Purchased credit impaired	4,748	3,455

Total loans	$190,370	$188,024

On September 15, 2016, the Bank completed the acquisition of Regent Bancorp, Inc. (“Regent”), and its wholly owned subsidiary, Regent Bank. Regent was merged with and into the Bank and the Bank was the surviving Florida-charted commercial bank. The total value of the merger consideration was $42,734, which included $42,727 payable to Regent shareholders in stock, plus cash in lieu of fractional shares. All of the issued and outstanding shares of common stock of Regent were exchanged for a total of 1,291,249 shares of the Bank’s common stock. The fair market value of the Stonegate Common Stock issued in exchange for shares of common stock of Regent was approximately of $33.09 per share.

The Bank’s primary reasons for the transaction were to further solidify its market share in Broward County, Florida and expand its customer base to enhance deposit fee income and leverage operating costs through economies of scale. The acquisition increased the Bank’s total assets and total deposits by approximately 15% as compared with the balances at June 30, 2016. The ability of the Bank to successfully collect interest and principal on loans acquired will also impact cash flows and operating results. Regent operated five offices in Broward County, Florida.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Bank has recorded goodwill on this acquisition of approximately $11,616, which is nondeductible for tax purposes as this acquisition is a nontaxable transaction. The goodwill is calculated based on the fair values of the assets acquired and liabilities assumed as of the acquisition date. Fair value estimates are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. The deferred tax assets for this transaction includes an estimate of the acquired net operating loss carryforwards and other acquired assets with built-in losses that are expected to be settled or otherwise recovered in future periods where the realization of such benefits would be subject to limitations under Section 382 of the Internal Revenue Code of 1986. As such, the deferred tax asset will be re-evaluated during the measurement period. Additionally, acquired loans will continue to be reviewed and evaluated as they are subject to the Bank’s annual review process.

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 11 – ACQUISITION (Continued)

The list below summarizes the fair value of the assets purchased and liabilities assumed as of the September 15, 2016 purchase date which are based upon assumptions that will continue to be evaluated by management and may be subject to further adjustments.

Fair Value at September 15, 2016
Cash and cash equivalents	$37,632
Investment securities available for sale	9,831
Loans, held for investment	254,692
Premises and fixed assets	13,567
Core deposit intangible	1,756
Other assets	31,109

Total assets acquired	$348,587

Deposits	$295,712
Borrowings	13,121
Other liabilities	8,636

Total liabilities assumed	$317,469

Net assets acquired	$31,118

Consideration paid	42,734

Goodwill	$11,616

The table below presents the estimated fair value of the acquired loans, as well as their unpaid principal balance (Book Balance) at the acquisition date. These estimates of fair value are based upon a discounted cash flow analysis. It is expected that all contractually required payments of principal and interest will be collected on loans which are not purchased credit impaired.

	Book Balance	Fair Value
Commercial real estate	$125,284	$126,160
Construction and land development	32,527	31,523
Residential real estate	42,930	43,394
Commercial	23,849	22,826
Consumer	3,271	3,253
Purchased credit impaired	40,301	27,536

Total loans	$268,162	$254,692

Stonegate Bank and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of dollars, except share data)

NOTE 12 – GOODWILL

The table below outlines the change in goodwill for the six months ended June, 30, 2017:

Beginning balance, January 1	$55,888
Acquired goodwill	24,186

Ending balance, June 30	$80,074

NOTE 13 – SUBSEQUENT EVENTS

On March 27, 2017, Stonegate announced the signing of a definitive agreement and plan of merger whereby it would be acquired by Home BancShares, Inc. (“Home”), the parent company to Centennial Bank, an Arkansas state bank. Under the terms of the agreement, Stonegate will merge into Centennial and shareholders of Stonegate will receive proceeds from the transaction of approximately $749.8 million, consisting of approximately $50.0 million in cash and approximately $699.8 million of Home common stock. The number of shares of Home common stock to be issued to Stonegate shareholders will be determined based on the volume-weighted average closing price per share of Home common stock for the 20 consecutive trading days ending on the third trading day prior to the closing date (the “Average Closing Price”). In addition, if the Average Closing Price of Home common stock as of the closing date is equal to $35.19 or greater or $22.52 or less, then the Average Closing Price will be fixed at $35.19 or $22.52, respectively (subject in each case to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction).

The Merger is expected to close in the fourth quarter of 2017, and is subject to the approval of the shareholders of Home and Stonegate, regulatory approvals, and other customary conditions set forth in the Agreement. The Agreement provides certain termination rights for both Home and Stonegate, including a right for either party to terminate the Agreement in the event that the volume-weighted average closing price per share of Home’s common stock for 20 consecutive trading days between June 30, 2017 and the trading day three business days before the closing date of the Merger is below $21.11. In addition, a termination fee of $36 million will be payable by Stonegate upon termination of the Agreement under certain, limited circumstances.

Item 2.	Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following management’s discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled “Business Overview,” “Results of Operations,” “Market Risk,” “Financial Condition,” “Liquidity,” “Capital Resources,” “Off-Balance Sheet Arrangements,” and “Accounting Policies.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q, including this management’s discussion and analysis section, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and Item 1A. Risk Factors of our 2016 Annual Report on Form 10-K, as updated from time to time, and in our other filings made from time to time with the FDIC after the date of this report.

However, other factors besides those listed in our Quarterly Report or in our 2016 Annual Report on Form 10-K also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Business Overview

About Our Business

General

We are a Florida-chartered commercial bank headquartered in Pompano Beach, Florida, a community situated between West Palm Beach and Miami, Florida. We were incorporated on January 13, 2005 and commenced operations on March 7, 2005.

We are a full-service commercial bank providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Broward, Charlotte, Collier, Hillsborough, Lee, Miami-Dade, Palm Beach and Sarasota Counties in Florida, through our 24 banking offices. In May 2015, we established a customer relationship to handle the accounts for Cuba’s diplomatic missions at the United Nations and for the Cuban Interests Section (now the Cuban Embassy) in Washington, D.C. This relationship was established pursuant to a special license granted to Stonegate Bank by the U.S. Treasury Department’s Office of Foreign Assets Control in connection with the reestablishment of diplomatic relations between the U.S. and Cuba. In July 2015, we established a correspondent banking relationship with Banco Internacional de Comercio, S.A. in Havana, Cuba.

We offer commercial and retail banking services with an emphasis on commercial and commercial real estate lending. As of June 30, 2017, we had total assets of approximately $3.1 billion, including approximately $2.4 billion in net loans, and approximately $2.6 billion in deposits. In addition, as of June 30, 2017, we had $417.8 million in total stockholders’ equity. At June 30, 2017, our capital ratios all surpassed regulatory “well capitalized measures”:

	As of June 30, 2017	Minimum to be “Well Capitalized”
Total Risk-Based	12.5%	10.0%
Tier 1 Risk-Based	11.5%	8.0%
Common equity Tier 1 Risk-Based	11.5%	6.5%
Leverage	10.7%	5.0%

Our principal executive offices are located at 400 North Federal Highway, Pompano Beach, Florida 33062. The telephone number at that office is (954) 315-5500.

Results of Operations

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of dollars, except per share data)	2017	2016	2017	2016
Interest income	$30,553	$24,076	$59,934	$47,114
Interest expense	3,789	2,488	7,283	4,889

Net interest income	26,764	21,588	52,651	42,225
Provision for loan losses	600	—	1,200	193
Noninterest income	2,918	1,745	4,995	4,029
Noninterest expense	16,325	12,800	31,443	25,336

Income before income taxes	12,757	10,533	25,003	20,725
Income tax expense	4,433	3,616	8,685	6,915

Net income	$8,324	$6,917	$16,318	$13,810

Earnings per common share:
Basic	$0.54	$0.54	$1.09	$1.08
Diluted	0.53	0.52	1.06	1.05
Selected operating ratios
Return on average assets	1.07%	1.11%	1.07%	1.12%
Return on average equity	8.03%	9.14%	8.33%	9.26%
Dividend payout ratio	14.72%	15.38%	15.01%	15.33%
Equity to assets ratio	13.34%	12.35%	13.34%	12.35%

Net Income

Net income for the three months ended June 30, 2017 was $8.3 million, compared to net income of $6.9 million for the same period in 2016, an increase of approximately $1.4 million. The increase was primarily attributable to an increase in earning assets, primarily from the loans acquired in the Regent Bancorp, Inc. (“Regent”) and Insignia Bank (“Insignia”) acquisitions, as well as from organic loan growth since June 30, 2016. The increase in earning assets and loans since June 30, 2016 was approximately $568.3 million and $496.3 million respectively and this resulted in an increase in interest income of $6.5 million for the second quarter of 2017 over the second quarter of 2016. The increase in deposits and borrowings since June 30, 2016, from the acquisitions as well as from organic growth, was approximately $588.9 million and $20.6 million respectively and resulted in an increase in interest expense of $1.3 million over the second quarter of 2016. As a result of our growth and recent acquisitions, noninterest income and expense increased approximately $1.2 million and $3.5 million respectively for the second quarter of 2017 over the same period in 2016.

The net income for the six months ended June 30, 2017 was $16.3 million, compared to net income of $13.8 million for the same period in 2016, an increase of approximately $2.5 million. Based on the same growth numbers mentioned above that resulted from the acquisitions and organic growth since June 30, 2016, our net interest income was $10.4 million higher for the first six months of 2017 over the same time period in 2016. We increased our loan loss provision by $1.2 million in 2017 compared to $193,000 in 2016, due to the growth of the loan portfolio, the seasoning of the acquired loans and net charge-offs for 2017 versus net recoveries for 2016. Noninterest income and expense was $966,000 and $6.1 million higher, respectively, for the six months ended June 30, 2017, compared to the same time period in 2016. Both numbers were higher as a result of our recent acquisitions which increased our customer base (higher number of accounts) and added four new offices and additional staff. We closed four offices, consolidated one and opened a new office during this time period as well. In addition, merger related expenses were higher in the first six months of 2017 compared to the same time period in 2016.

Net Interest Income

Our profitability is dependent to a large extent on net interest income which is the difference between the interest received on earning assets such as loans and securities and the interest paid on interest-bearing liabilities principally deposits and borrowings. Our principal interest-earning assets are loans, investment securities, and federal funds sold. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts (“NOW accounts”), savings deposits, and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and stockholders’ equity; (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities; (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities; (4) net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest margin (i.e., the net yield on interest-earning assets):

AVERAGE BALANCES AND INTEREST RATES

(in thousands of dollars)	Three months ended June 30,
	2017			2016
	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans, Net(1)(2)(4)	$2,462,579	$29,763	4.85%	$1,909,961	$23,754	5.00%
Investment Securities	111,465	385	1.39	109,352	441	1.62
Federal Funds Sold	30,000	91	1.22	30,000	53	0.71
Other Investments(3)	4,666	56	4.81	3,049	35	4.62
Deposits at interest with banks	229,307	640	1.12	178,622	233	0.52

Total Earning Assets	2,838,017	30,935	4.37%	2,230,984	24,516	4.42%

Other Assets	293,252			199,836

Total Assets	$3,131,269			$2,430,820

LIABILITIES
Savings, NOW and Money Market	$1,801,783	$3,076	0.68%	$1,486,766	$2,067	0.56%
Time Deposits	201,982	265	0.53	147,830	206	0.56

Total Interest-Bearing Deposits	2,003,765	3,341	0.67	1,634,596	2,273	0.56
Other Borrowings	82,647	448	2.17	57,767	215	1.50

Total Interest-Bearing Liabilities	2,086,412	3,789	0.73%	1,692,363	2,488	0.59%

Noninterest-Bearing Deposits	612,713			426,091
Other Liabilities	16,165			18,004

Total Liabilities	2,715,290			2,136,458
Total Stockholders’ Equity	415,979			294,362

Total Liabilities and Equity	$3,131,269			$2,430,820

Net interest spread (tax equivalent basis) (4)			3.64%			3.83%

Net interest income (tax equivalent basis)		$27,146			$22,028

Net interest margin (tax equivalent basis) (5)			3.84%			3.97%

(1)	Average balances include nonaccrual loans, and are net of unearned loan fees of $3,187 and $3,101 for the three months ended June 30, 2017 and 2016, respectively.
(2)	Interest income includes fees on loans of $70 and $32 for the three months ended June 30, 2017 and 2016, respectively.
(3)	“Other investments” consists of equity stock in the FHLB of Atlanta that we are required to own based on its transactions with the FHLB.
(4)	Interest income and rates include the effects of a tax equivalent adjustment using applicable statutory tax rates to adjust tax exempt interest income on tax exempt loans to a fully taxable basis.
(5)	Represents net interest income divided by total interest-earning assets.

The following table sets forth certain information regarding changes in our interest income and interest expense for the three months ended June 30, 2017 compared to the three months ended June 30, 2016. For each category of interest-earning assets and interest-bearing liabilities information is provided on changes attributable to changes in the interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

(in thousands of dollars)	Three months ended June 30, 2017 and 2016
	Total Change	Due to average
		Volume	Rate
Interest-Earning Assets
Loans, net	$6,009	$6,892	$(883)
Investment securities	(56)	8	(64)
Federal funds sold	38	—	38
Other	428	85	343

Total	$6,419	$6,985	$(566)

Interest-Bearing Liabilities
Savings, NOW, money market	$1,009	$439	$570
Certificates of deposit	59	76	(17)
Short-term borrowings	233	93	140

Total	$1,301	$608	$693

Changes in net interest income	$5,118	$6,377	$(1,259)

For the three months ended June 30, 2017, net interest income on a tax equivalent basis increased $5.1 million to $27.1 million from $22.0 million for the same period in 2016. The increase in the net interest income was driven more by the increase in our average earning assets than the effect of a decrease in accretable and nonaccretable discounts for the quarter ended June 30, 2017 as compared to the quarter ended June 30, 2016. Average earning assets grew by approximately $607.0 million, from the Regent and Insignia acquisitions as well as from organic loan growth, with average loans growing $552.6 million from the quarter ending June 30, 2016 to the quarter ending June 30, 2017. The yield on the loans declined 15 basis points from 5.00% at June 30, 2016 to 4.85% at June 30, 2017, as approximately $736,000 more in accretable and nonaccretable discounts were recognized in interest income during the second quarter of 2016 than in the second quarter of 2017. With the Federal Reserve Bank increasing rates three times since December 2016, interest earned on our deposits in other banks, which grew from our acquisitions, increased by approximately $407,000 from the second quarter of 2016 to the second quarter of 2017, helping to offset some of the decline in accretable and nonaccretable income. Overall, the yield on earning assets was down 5 basis points to 4.37% at June 30, 2017 compared to 4.42% at June 30, 2016.

Average interest-bearing deposits, for the three-month period ended June 30, 2017, increased approximately $369.2 million over the corresponding period in 2016. This increase was primarily due to the Regent and Insignia acquisitions. Interest expense on deposits increased $1.1 million for the three months ended June 30, 2017 when compared to the same period in 2016, with the yield increasing 11 basis points from 0.56% for the quarter ending June 30, 2016 to 0.67% for the quarter ending June 30, 2017. Despite the recent Federal Reserve Bank rate increases, we have not made any changes to our deposit rates, so the increase in yield was primarily due to the change in deposit mix. For example, looking at the second quarter averages in 2017 compared to 2016, money market accounts increased $243.9 million, NOW accounts increased $31.4 million, savings accounts increased $39.7 million and time deposits increased $54.2 million.

Average other borrowing also increased with the acquisitions, increasing $24.8 million, from $57.8 million at June 30, 2016 to $82.6 million for the quarter ending June 30, 2017. Federal Home Loan Bank advances increased approximately $16.8 million. Included in other borrowing was $8.3 million in subordinated debt that we acquired with the Regent acquisition. Other borrowing interest expense increased $233,000 for the quarter ended June 30, 2017 compared to the quarter ended June 30, 2016, with the yield increasing 67 basis points. Without the subordinated debt, the other borrowing yield would have increased 8 basis points.

Average noninterest checking increased approximately $186.6 million, primarily from our acquisitions, from the quarter ended June 30, 2016 to the quarter ended June 30, 2017. This helped to keep our total cost of funds at 0.56% for the quarter ending at June 30, 2017 compared to 0.47% for the quarter ending June 30, 2016, an increase of just 9 basis points. Our net interest margin decreased 13 basis points, from 3.97% at June 30, 2016 to 3.84% at June 30, 2017.

The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and stockholders’ equity; (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities; (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities; (4) net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest margin (i.e., the net yield on interest-earning assets):

AVERAGE BALANCES AND INTEREST RATES

(in thousands of dollars)	Six months ended June 30,
	2017			2016
	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans, Net(1)(2)(4)	$2,393,212	$58,411	4.92%	$1,890,057	$46,483	4.95%
Investment Securities	114,707	868	1.53	109,022	890	1.64
Federal Funds Sold	30,000	159	1.07	30,000	107	0.72
Other Investments(3)	4,368	102	4.71	2,980	69	4.66
Deposits at interest with banks	238,863	1,171	0.99	169,450	454	0.54

Total Earning Assets	2,781,150	60,711	4.40%	2,201,509	48,003	4.38%

Other Assets	282,574			210,475

Total Assets	$3,063,724			$2,411,984

LIABILITIES
Savings, NOW and Money Market	$1,798,656	$5,899	0.66%	$1,483,014	$4,036	0.55%
Time Deposits	192,589	528	0.55	154,616	421	0.55

Total Interest-Bearing Deposits	1,991,245	6,427	0.65	1,637,630	4,457	0.55
Other Borrowings	81,885	856	2.11	58,284	432	1.49

Total Interest-Bearing Liabilities	2,073,130	7,283	0.71%	1,695,914	4,889	0.58%

Noninterest-Bearing Deposits	578,249			408,792
Other Liabilities	17,461			16,485

Total Liabilities	2,668,840			2,121,191
Total Stockholders’ Equity	394,884			290,793

Total Liabilities and Equity	$3,063,724			$2,411,984

Net interest spread (tax equivalent basis) (4)			3.69%			3.80%

Net interest income (tax equivalent basis)		$53,428			$43,114

Net interest margin (tax equivalent basis) (5)			3.87%			3.94%

(1)	Average balances include nonaccrual loans, and are net of unearned loan fees of $3,213 and $2,937 for the six months ended June 30, 2017 and 2016, respectively.
(2)	Interest income includes fees on loans of $129 and $79 for the six months ended June 30, 2017 and 2016, respectively.
(3)	“Other investments” consists of equity stock in the FHLB of Atlanta that we are required to own based on its transactions with the FHLB.
(4)	Interest income and rates include the effects of a tax equivalent adjustment using applicable statutory tax rates to adjust tax exempt interest income on tax exempt loans to a fully taxable basis.
(5)	Represents net interest income divided by total interest-earning assets.

The following table sets forth certain information regarding changes in our interest income and interest expense for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. For each category of interest-earning assets and interest-bearing liabilities information is provided on changes attributable to changes in the interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

(in thousands of dollars)	Six months ended June 30, 2017 and 2016
	Total Change	Due to average
		Volume	Rate
Interest-Earning Assets
Loans, net	$11,929	$12,340	$(411)
Investment securities	(23)	45	(68)
Federal funds sold	52	—	52
Other	750	218	532

Total	$12,708	$12,603	$105

Interest-Bearing Liabilities
Savings, NOW, money market	$1,863	$856	$1,007
Certificates of deposit	107	103	4
Short-term borrowings	424	175	249

Total	$2,394	$1,134	$1,260

Changes in net interest income	$10,314	$11,469	$(1,155)

Net interest income increased $10.3 million on a tax equivalent basis to $53.4 million for the six months ended June 30, 2017 from $43.1 million for the same period in 2016. The increase period to period was primarily driven by the loan growth from our acquisitions, as well as organic growth since June 30, 2016, with average loans increasing approximately $503.2 million and loan income increasing by approximately $11.9 million. The loan yield for the six months ended June 30, 2017 was 4.92% compared to 4.95% for the same period in 2016, a decrease of 3 basis points. The decrease in yield was not due to accretion, as that actually increased $123,000 compared to 2016, but due to loan payoffs of higher rate loans and repricing of existing loans. Average interest bearing deposits in other banks increased approximately $69.4 million, primarily from our acquisitions. These deposits had an increase in yield of 45 basis points from 0.54% at June 30, 2016 to 0.99% at June 30, 2017 or $717,000 increase in interest income compared to 2016. Average earning assets were $2.8 billion for the six months ended June 30, 2017 compared to $2.2 billion for the six months ended June 30, 2016. The yield on our average earning assets increased by 2 basis points to 4.40%, or $12.7 million, for the six months ended June 30, 2017 compared to the same time period in 2016.

Average interest-bearing deposits increased approximately $353.6 million year-over-year, with the majority of the increase coming from our recent acquisitions of Regent and Insignia. The average yield on interest-bearing deposits increased from 0.55% for the six months ended June 30, 2016 to 0.65% for the six month period ended June 30, 2017, resulting in a $2.0 million increase in interest expense. The increase in yield was primarily due to the change in the deposit mix, with money market deposits increasing on average approximately $257.5 million year-over-year. This compares to an increase of approximately $22.2 million in NOW accounts, $35.9 million in savings accounts and $38.0 million in time deposits. Average noninterest bearing checking accounts increased approximately $169.5 million year-over-year during this time period.

The increase in average other borrowings, primarily from our acquisitions, resulted in our Federal Home Loan Bank advances increasing $12.8 million year-over-year and adding $8.2 million in subordinate debentures. Our average customer repurchase agreements increased year-over-year by approximately $2.3 million. The year to date yield on our other borrowings increased from 1.49% at June 30, 2016 to 2.11% at June 30, 2017, resulting in a $424,000 increase in interest expense. Disregarding the subordinated debt, the increase in yield would have only been by 4 basis points or $127,000 in interest expense.

Our net interest margin on a tax equivalent basis decreased 7 basis points from 3.94% for the six month period ended June 30, 2016 to 3.87% for the six month period ended June 30, 2017.

As we grow, we anticipate more of our revenue will be derived from interest income and we believe it will take on greater importance. Therefore, we believe the impact of market rates, as influenced by the Federal Reserve’s monetary policy, could have a larger effect on our overall net income in the future.

Provision for Loan Losses

A provision for loan losses increases our allowance for loan losses through a charge against net interest income. An increase in the provision for loan losses reduces our net income. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb losses inherent in the loan portfolio based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

The loan loss provision was $600,000 and $1,200,000 for the three and six months ended June 30, 2017 compared $0 and $193,000 for the three and six months ended June 30, 2016. The increase in the loan loss provision for 2017 was primarily due to the increase in loans charged-off so far this year as well as the continued seasoning of the acquired loan portfolios.

Noninterest Income

Following is a schedule of noninterest income for the three and six months ended June 30, 2017 and 2016:

	Three months ended June 30,		Six months ended June 30,
(in thousands of dollars)	2017	2016	2017	2016
Loan fee income	$749	$280	$1,094	$616
Service charges on deposit accounts	786	632	1,632	1,339
Cash surrender value – life insurance	312	190	607	636
Interest rate swap fees	196	298	196	705
Debit card fees	207	139	396	283
Wire transfer fees	237	132	437	224
Other customer fees	192	109	359	210
Other	119	9	246	23
Gain (loss) on sale of other real estate owned	—	(44)	(39)	(7)
Gain (loss) on sale of bank premises and equipment	120	—	67	—

Totals	$2,918	$1,745	$4,995	$4,029

For the three months ended June 30, 2017, noninterest income increased $1.17 million to $2.92 million from $1.75 million for the same period in 2016. The increase is due in part to a $469,000 increase in loan fee income from the sale of mortgage loans on the secondary market and other loan fees, which included the collection of $366,000 in prepayment fees. Service charges on deposit accounts, debit card fees, wire fees and other customer fees, increased $410,000 over the same period in 2016 due to the increase in our customer base from the Regent and Insignia acquisitions, as well as from organic deposit growth. We recognized gains of $239,000 from the sale of two branch offices (one in Boca Raton and one in West Palm Beach) and losses of approximately $119,000 from the closing of a Sarasota office and the disposal of other miscellaneous equipment, for a net gain of $120,000. Included in the other income of $119,000 was $49,000 from the sale of stock acquired in the Regent acquisition.

For the six months ended June 30, 2017 noninterest income increased $966,000 to $4.95 million from $4.03 million for the same period in 2016. Service charges on deposits, debit card fees, wire fees and other customer fees increased $768,000 or 37.4% from the same period in 2016 due to the increase in the number of depositors (from acquisitions and organic growth). Loan fee income increased $478,000 or 77.6% from the same period in 2016, due to an increase in loans sold on the secondary market ($140,000), letter of credit fees ($77,000) and other loan fees, including prepayment fees ($261,000). We had a net gain of approximately $67,000 from the sale of two branch offices and the closing of another during the first six months of 2017 compared to $0 gains or losses in the same period in 2016. Interest rate swap fees decreased by $509,000 over last year as we only opened two new swaps during the first six months of 2017 compared to 10 during the same time period in 2016. Included in the other income of $246,000 for 2017 was $124,000 for miscellaneous items related to the Regent acquisition.

Noninterest Expense

Following is a schedule of noninterest expense for the three and six months ended June 30, 2017 and 2016:

	Three months ended June 30,		Six months ended June 30,
(in thousands of dollars)	2017	2016	2017	2016
Salaries and employee benefits	$8,770	$6,907	$17,181	$14,004
Occupancy and equipment expense	2,469	2,158	4,733	4,271
FDIC insurance and state assessments	406	284	804	667
Data processing	925	447	1,403	899
Loan and other real estate expense	590	102	791	256
Professional fees	994	954	2,346	1,558
Core deposit intangible amortization	575	408	1,038	822
Insurance	345	265	680	526
Advertising and public relations	199	256	406	453
Postage and office supplies	252	231	469	418
Telephone and data lines	223	224	472	396
Other operating expenses	577	564	1,120	1,066

Totals	$16,325	$12,800	$31,443	$25,336

Noninterest expense increased approximately $3.5 million from $12.8 million for the quarter ending June 30, 2016 to $16.3 million for the quarter ending June 30, 2017. The increase is attributed to the Regent and Insignia acquisitions which added additional offices and staff and included costs associated with the Insignia data conversion. Salary and employee benefits increased $1.86 million, which included $96,000 related to the Insignia merger. Occupancy and equipment expenses increased $311,000, which included $200,000 in branch closure expenses. Data processing increased $478,000, which included approximately $426,000 related to the Insignia data processing and the data conversion. Loan and other real estate expenses increased $488,000 due to the increase in loans and other real estate owned property.

For the six months ended June 30, 2017, noninterest expense increased approximately $6.1 million or 24.1%, to $31.4 million as compared to $25.3 million for the same period in 2016. The increase again was primarily due to the Regent and Insignia acquisitions. Salary and employee benefits increased $3.18 million or 22.7% due to the net addition of 52 employees. Occupancy and equipment expenses increased $462,000 or 10.8% due to the four new offices that were added (three Regent and one Insignia), one that was closed (Regent) and one that was consolidated. Professional fees increased $788,000 or 50.6%, which included $411,000 related to the Insignia merger and $375,000 related to our pending acquisition by Home BancShares, Inc. Data processing expense was $504,000 or 56% higher, due primarily to the $439,000 Insignia conversion costs.

Income Taxes

The effective tax rate for the three months ended June 30, 2017 and 2016 was 34.7% and 34.3%, respectively. Our effective tax rate for the six months ended June 30, 2017 and 2016 was 34.7% and 33.4% respectively. We are subject to income taxes at the federal and state level. We file a federal tax return with a fiscal year ending on December 31.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit taking activities as a financial intermediary. To succeed in this capacity we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans. Changes in market interest rates may also result in changes in the fair value of our financial instruments, cash flows, and net interest income.

Interest rate risk is comprised of repricing risk, basis risk, yield curve risk, and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indexes, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from “embedded options” within asset and liability products because some borrowers have the option to prepay their loans when rates fall while some depositors can redeem their certificates of deposit early when rates rise.

We have established an Asset/Liability Committee (“ALCO”), which is responsible for our interest rate risk management. We have implemented a sophisticated asset/liability model to measure interest rate risk. Interest rate risk measures include earnings simulation, economic value of equity (“EVE”) and gap analysis. We do not use derivative financial instruments for market risk management purposes.

Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE’s long-term horizon helps identify changes in optionality and longer-term positions. However, EVE’s liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. Our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. Our ALCO reviews earnings simulations over the ensuing 12 months under various interest rate scenarios. Reviewing these various measures provides us with a reasonably comprehensive view of our interest rate risk profile.

The following gap analysis compares the difference between the amount of interest-earning assets (“IEA”) and interest-bearing liabilities (“IBL”) subject to repricing over a period of time. A ratio of more than one indicates a higher level of repricing assets over repricing liabilities for the time period. Conversely, a ratio of less than one indicates a higher level of repricing liabilities over repricing assets for the time period. As indicated in our Gap Analysis table, our one-year cumulative gap at June 30, 2017, was a 0.56 compared to 0.49 at December 31, 2016. Our goal is to maintain a cumulative one-year ratio of IEA/IBL of 0.65 to 1.05. However, the current low interest rate environment and our recent acquisitions have put downward pressure on this ratio, causing it to be below our targeted policy range. Because this ratio is currently below our targeted policy range, if interest rates begin to rise, the increase could have a more pronounced adverse effect on our net income than if the ratio were within our targeted policy range. Therefore, we could expect increasing interest rates to reduce our net interest margin and net income to a greater extent than if the IEA/IBL ratio was within our targeted policy range.

GAP ANALYSIS

(in thousands of dollars)	Within 3 Months	4 To 6 Months	7 To 12 Months	Total 1 Year
Interest-Earning Assets (IEA)
Loans	$719,504	$51,808	$123,921	$895,233
Investment Securities	2,804	—	6,148	8,952
Federal funds sold	30,000	—	—	30,000
Other investments	199,315	—	—	199,315

Total	$951,623	$51,808	$130,069	$1,133,500

Interest-Bearing Liabilities (IBL)
Savings, NOW, Money Market	$1,824,730	$—	$—	$1,824,730
Time deposits	63,654	36,040	50,515	150,209
Other borrowings	37,289	3,000	—	40,289

Total	$1,925,673	$39,040	$50,515	$2,015,228

Period Gap	$(974,050)	$12,768	$79,554	$(881,728)

Cumulative Gap	$(974,050)	$(961,282)	$(881,728)

Cumulative Gap / Total Assets	(31.1)%	(30.7)%	(28.1)%
IEA / IBL (Cumulative)	0.49%	0.51%	0.56%

The measures of equity value at risk indicate our ongoing economic value by considering the effects of changes in interest rates on all of our cash flows, and discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which, in theory, approximates the fair value of our net assets. At June 30, 2017, our EVE exposure related to hypothetical changes in market interest rates was within our current guidelines. The following table shows projected change in EVE for this set of rate shocks at June 30, 2017:

	Interest Rate Scenario (change in basis points from Base)
(in thousands of dollars)	Down 100	Base	Up 100	Up 200	Up 300	Up 400
Assets	$3,165,030	$3,122,073	$3,077,976	$3,029,237	$2,980,794	$2,933,469
Liabilities	2,648,200	2,568,006	2,493,456	2,424,067	2,359,400	2,299,064
Net Present Value	516,830	554,067	584,520	605,170	621,394	634,405
% Change	(6.72)%		5.50%	9.22%	12.15%	14.50%
Policy Limit	(10.0)%		(10.0)%	(20.0)%	(30.0)%	(40.0)%

There have been no changes in the assumptions used in monitoring interest rate risk as of June 30, 2017. For disclosure of the quantitative and qualitative information regarding the interest rate risk inherent in interest rate risk sensitive instruments as of December 31, 2016, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Financial Condition

Lending Activity

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of South and West Florida. The table below shows our loan portfolio composition:

(in thousands of dollars)	June 30, 2017	December 31, 2016
Commercial	$312,147	$307,729
Commercial real estate	1,312,267	1,225,046
Construction and land development	261,187	261,006
Residential real estate	472,367	384,733
Consumer loans	112,938	107,848

Total loans	2,470,906	2,286,362
Less: Discount on loans acquired	7,168	8,018
Net deferred fees	3,373	3,408

Recorded investment in loans	2,460,365	2,274,936
Less: Allowance for loan losses	19,848	18,888

Net loans	$2,440,517	$2,256,048

Total loans increased by $184.5 million during the first six months of 2017 due to the acquisition of Insignia in March. New loan production for the first six months of 2017 was $283.3 million, with funding of $203.8 million. Commercial real estate loans accounted for approximately 37% of the new loan originations during the first six months of 2017 with residential accounting for 22%, construction and land development accounting for 21%, commercial loans accounting for 17%, the remaining balance in consumer and other loans. Loan payoffs were higher than normal and totaled approximately $171.0 million during the first six months of 2017.

During the first six months of 2017, loans classified as special mention and substandard have increased. As of June 30, 2017, special mention loans totaling approximately $10.0 million, increased $3.8 million from $6.2 million at December 31, 2016 and substandard loans totaling approximately $30.8 million, increased $7.8 million from $23.0 million at December 31, 2016. Of the total special mention loans at June 30, 2017, $4.4 million or 44.0%, were loans that were acquired in past mergers and $4.6 million were loan participations that were acquired in December 2016 and March 2017. Of the total substandard loans at June 30, 2017, $26.0 million, or 84.6%, were loans that were acquired in past mergers and the remaining $4.7 million were legacy loans. Substandard loans from Regent and Insignia totaled $11.2 million.

The following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of June 30, 2017:

LOAN MATURITIES AND SENSITIVITIES TO CHANGES IN INTEREST RATES

	Maturity and/or Repricing Period
(in thousands of dollars)	Within 1 Year	1 – 5 Years	Over 5 Years	Total
Commercial	$25,943	$85,664	$100,540	$312,147
Consumer loans	9,530	20,096	83,312	112,938
Residential real estate	136,066	196,868	139,278	472,212
Commercial real estate	623,694	436,764	509,777	1,570,235

Total	$895,233	$739,392	$832,907	$2,467,532

Fixed/variable pricing of loans with maturities due after one year
Loans at fixed interest rates		$334,708	$351,716
Loans at floating or adjustable interest rates		321,015	1,116,445

Total		$655,723	$1,468,161

Note: the above schedule excludes purchase accounting adjustments.

Nonperforming Assets

Nonperforming assets include nonaccrual loans and other real estate owned. Nonaccrual loans represent loans on which interest accruals have been discontinued. Other real estate owned is comprised principally of real estate properties obtained in partial or total loan satisfactions and is included in other assets at its estimated fair value less selling costs.

We typically discontinue interest accruals when principal or interest is due and has remained unpaid for 90 days depending on the loan type unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, all unpaid interest and fees are reversed. Nonaccrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

Nonperforming loans are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

As of June 30, 2017, nonaccrual loans were up $2.5 million to approximately $11.1 million from $8.6 million at December 31, 2016. For the first six months of 2017, approximately $3.9 million in loans were added to nonaccrual, $1.2 million was paid-down or off or moved to other real estate owned. Residential loans classified as nonaccrual were $2.6 million or 23.5% of the nonaccrual loans and commercial real estate loans were $3.9 million or 34.8%. Legacy loans represent about 26.2%, or $2.9 million of the total nonaccrual loans as of June 30, 2017, compared to $2.6 million or 30.6% at December 31, 2016.

The following table is a summary of nonperforming assets as of June 30, 2017 and December 31, 2016:

(in thousands of dollars)	June 30, 2017	December 31, 2016
Nonaccrual	$11,123	$8,556
Other real estate owned	4,211	2,792

Total nonperforming assets	$15,334	$11,348

Nonperforming loans as a percentage of total loans	0.45%	0.38%
Nonperforming assets as a percentage of total assets	0.49%	0.39%
Loans past due 90 or more days and still accruing	$128	$18

Loans past due 90 days or more and still accruing was $128,000 at June 30, 2017. This was a residential loan.

During the first six months of 2017, one nonperforming residential loan for $24,000 was transferred from our loan portfolio to other real estate owned. We acquired one commercial real estate property from Insignia for $1.8 million. One residential property was written down by $11,000 during the second quarter of 2017. One residential property was sold for $365,000 during the first six months of 2017, reducing the balance to approximately $4.2 million and resulting in realized losses of $39,000.

As of June 30, 2017, there were two consumer residential mortgages in process of foreclosure totaling $1.1 million.

The table below summarizes the various properties held as “other real estate owned”:

(in thousands of dollars)	Carrying Amount June 30, 2017
Description of foreclosed properties
2 residential property	$167
2 vacant parcels of land	466
Commercial real estate property	3,578

Total	$4,211

Allowance and Provision for Loan Losses

The allowance for loan losses represents management’s estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable incurred credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged-off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and nonaccrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

The allowance for loan losses includes allowance allocations calculated in accordance with FASB ASC Topic 310 – Receivables and ASC Topic 450 – Contingencies. The level of the allowance reflects management’s continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Our allowance for loan losses consists of two components: (i) specific reserves established for probable losses on impaired loans and (ii) general reserves for nonhomogeneous loans not deemed impaired and homogeneous loan pools based on, but not limited to, historical loan loss experience, current economic conditions, levels of past due loans and levels of problem loans. At June 30, 2017, we had specific reserves of approximately $757,000 and general reserves of approximately $19.3 million.

Loans are deemed to be impaired when, based on current information and events, it is probable that we will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans to borrowers who are experiencing financial difficulties and whose loans were modified with concessions are classified as troubled debt restructurings and measured for impairment. Loans to borrowers that have filed Chapter 7 bankruptcy but continue to perform as agreed are classified as troubled debt restructurings and measured for impairment. Purchased credit impaired loans are carried at their fair value from their respective acquisition date which considers an estimate of probable losses. Impairments for these loans which occurs subsequent to the acquisition date are recognized through the provision for loan losses.

During the three and six months ended June 30, 2017, the activity in our loan loss allowance was as follows:

(in thousands of dollars)	Three months ended June 30, 2017
Balance at Beginning of Period	$19,538
Charge-Offs	(394)
Recoveries	104
Provision for Loan Losses	600

Balance at End of Period	$19,848

(in thousands of dollars)	Six months ended June 30, 2017
Balance at Beginning of Period	$18,888
Charge-Offs	(512)
Recoveries	272
Provision for Loan Losses	1,200

Balance at End of Period	$19,848

The allowance for loan losses increased by $960,000 during the first six months of 2017, with net charge-offs of $240,000 and a provision expense of $1.2 million. The allowance at June 30, 2017 was 0.81% of total loans compared to 0.83% of total loans at December 31, 2016. The allowance represented 1.02% of all loans that are considered legacy loans as of June 30, 2017, compared to 1.05% at December 31, 2016. Our legacy loans grew by approximately $134.7 million from December 31, 2016 to June 30, 2017. Legacy loans represent the loans that were originated by us, not acquired in a bank acquisition, but as our acquired loan portfolio seasons, a certain percentage of these loans are moved to the legacy portfolio each quarter. Additionally, the allowance represented 178.4% of nonperforming loans as of June 30, 2017 versus 220.8% at December 31, 2016. We had charge-offs of $512,000 and $272,000 in recoveries for the six months ended June 30, 2017 compared to charge-offs of $72,000 and recoveries of $325,000 for the six months ended June 30, 2016.

The following is a summary of information pertaining to impaired loans:

(in thousands of dollars)	June 30, 2017	December 31, 2016
Impaired loans without a valuation allowance	$14,982	$9,091
Impaired loans with a valuation allowance	7,667	6,556

Total impaired loans	$22,649	$15,647

Valuation allowance related to impaired loans	$757	$725

The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

	June 30, 2017		December 31, 2016
(in thousands of dollars)	Amount	%	Amount	%
Commercial	$2,903	14.6	$2,757	14.6
Commercial Real Estate	12,042	60.7	11,382	60.3
Construction and Land Development	1,983	10.0	2,024	10.7
Residential Real Estate	2,458	12.4	2,273	12.0
Consumer Loans	462	2.3	452	2.4

Total	$19,848	100.0	$18,888	100.0

Investment Activity

Investment activities serve to enhance the overall yield on interest-earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair value. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to us, as well as stockholders’ equity. A change in the value of securities held to maturity could also negatively affect the level of stockholders’ equity if, for example, there was a decline in the underlying creditworthiness of the issuers that would constitute an other-than-temporary impairment or a change in our intent and ability to hold the securities to maturity.

As of June 30, 2017, our investment securities portfolio was designated as held-to-maturity pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles do not require that unrealized gains and losses in the estimated value of the held-to-maturity portfolio be “marked to market” and reflected as a separate item in stockholders’ equity (net of tax) as accumulated other comprehensive income/loss.

The following table sets forth the carrying amount of our investments portfolio, as of June 30, 2017 and December 31, 2016:

(in thousands of dollars)	June 30, 2017	December 31, 2016
Carrying value of investment in:
U.S. Treasury and Government:
Held to Maturity	$16,459	$16,532
Mortgage Backed Securities:
Held to Maturity	92,344	99,997

Total	$108,803	$116,529

The following table indicates the respective maturities and weighted-average yields of securities as of June 30, 2017:

MATURITIES AND WEIGHTED-AVERAGE YIELDS OF SECURITIES

	Market Values with Maturities or Call Dates Within
(in thousands of dollars)	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield To Maturity Or Call
U.S. Treasury and Government	$1,992	$12,275	$1,998	$477	1.64%
Mortgage Backed Securities	—	2,509	56,255	33,626	2.24%

Total	$1,992	$14,784	$58,253	$34,103	2.15%

To minimize credit risk, we have traditionally purchased securities that are guaranteed by the U.S. Government or a U.S. Government sponsored agency. To minimize interest rate risk, we strive to maintain a modified duration of five years or less. At June 30, 2017, the modified duration was 3.22 years. Management evaluates the portfolio each quarter for any impairment. At June 30, 2017, securities with an amortized cost basis, totaling approximately $106.6 million or 98% of the total portfolio had unrecognized losses. Management believes that the unrealized losses on these debt securities are a function of changes in the investment spreads due to interest rate movements and not to changes in credit quality. Management fully expects to recover the amortized cost basis of these investments.

At June 30, 2017, securities with a carrying value of approximately $89.3 million were pledged as collateral for securities sold under agreements to repurchase, certain exposures on outstanding swap transactions and to secure certain public deposits.

Deposits and Other Borrowings

For the six month period ended June 30, 2017 and for the 12 month period ended December 31, 2016, respectively, the distribution by type of our deposit accounts was as follows:

	June 30, 2017		December 31, 2016
(in thousands of dollars)	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing accounts	$578,249	0.00%	$450,773	0.00%
Interest-bearing accounts
Savings, NOW, and money market accounts	1,798,656	0.66%	1,568,659	0.57%
Certificates of deposit	192,589	0.55%	159,244	0.55%

Total interest-bearing deposits	1,991,245	0.65%	1,727,903	0.57%

Average total deposits	$2,569,494	0.50%	$2,178,676	0.45%

Reciprocal brokered deposits included in total deposits	$405,676		$355,671
Reciprocal brokered deposits as a percentage of total deposits	15.79%		16.33%

As of June 30, 2017, certificates of deposit of $100,000 or more mature as follows:

		Weighted Average Rate
(in thousands of dollars)	Amount
Up to 3 months	$52,013	0.83%
3 to 6 months	26,031	0.85%
6 to 12 months	34,399	0.85%
Over 12 months	25,521	1.03%

	$137,964	0.87%

Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

During the first three months of 2017, deposits increased by approximately $273.1 million, which included $207.8 million from the Insignia acquisition in mid-March. During the second quarter of 2017, deposits decreased by approximately $97.9 million. The biggest decrease was in NOW accounts which decreased $34.3 million, followed noninterest checking which decreased $18.8 million and money market accounts which decreased $17.2 million. Time deposits decreased $26.5 million, which was a function of rolling off higher priced acquired time deposits.

At June 30, 2017 and December 31, 2016, through an arrangement with Promontory Interfinancial Network, LLC (“Promontory”), we had placed $424.8 million and $423.5 million, respectively, of core depositor funds in money market and time deposits issued by other FDIC-insured institutions and accepted reciprocal deposits in an equal amount in order for the depositors to be covered by FDIC insurance. These funds are classified as brokered deposits for regulatory reporting purposes. At June 30, 2017 and December 31, 2016, respectively, the total amount included in NOW and money market accounts was $382.5 million and $382.2 million. Included in time deposits are $42.3 million and $41.3 million at June 30, 2017 and December 31, 2016, respectively. Additionally, $90.1 million in money market accounts, not related to Promontory accounts, were classified as brokered deposits for regulatory purposes, bringing the total brokered deposits at June 30, 2017 to $514.9 million.

Short-term borrowings, made up mostly of customer repurchase agreements, totaled $32.4 million at June 30, 2017 compared $46.4 million at December 31, 2016, a decrease of $14.0 million. This decrease is due to normal balance fluctuations. These repurchase agreements are secured by U.S. Government agency securities with fair market values of $48.7 million and $52.4 million at June 30, 2017 and December 31, 2016, respectively. We collect all principal and interest payments for these securities and are subject to all risks in carrying these securities. The repurchase agreements are monitored on a daily basis and in the event that the market value of these securities decline to the point where they no longer cover the repurchase agreements, we have additional securities that can be pledged as necessary. As of June 30, 2017, total short-term borrowings were less than 20% of our total stockholders’ equity.

FHLB advances were $35.7 million at June 30, 2017, up $10.7 million from December 31, 2016. We acquired $13.3 million in advances with the Insignia acquisition of which $2.6 million has since matured and been paid back to the FHLB. The FHLB advances are term advances at fixed rates ranging from 0.82% to 2.76%. Of the remaining balance, $12 million mature in 2017, $22.5 million mature in 2018 and $1.2 million mature in 2023. Three of the advances, $5 million that mature in December 2017 and $20 million that mature in June of 2018, have a quarterly conversion date which allows the outstanding advances to be converted from fixed rate to variable rate at the option of the FHLB. We have pledged loans with a carrying value of approximately $143.9 million as collateral for these advances. All principal and interest payments made on the pledged loans are collected by us and, as such, we are subject to any risks associated with the pledged loans. As of June 30, 2017, we could borrow an additional $46 million from the FHLB.

Liquidity

Our goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers as well as our operating cash needs with cost-effective funding. Our Board of Directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a “well-capitalized” balance sheet, and adequate levels of liquidity. This policy designates our ALCO as the body responsible for meeting these objectives. The ALCO, which consists of three independent directors and members of executive and senior management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions.

The primary source of liquidity is deposits provided by commercial and retail customers. We attract these deposits by offering an array of products designed to match customer needs. Deposits can be very price sensitive; therefore, we believe that fluctuating deposit offering rates to the top of the market would generate a larger inflow of funds. In addition to local market deposits we have access to national brokered certificates of deposit markets as well as deposit subscription services. We use these alternative sources of deposits to supplement deposits particularly when the rates are lower than the local market. These sources of deposits are limited by our policies to 10% of total deposits. We also are members of Certificate of Deposit Account Registry Service (“CDARS”) and Insured Cash Sweep (“ICS”) programs through Promontory. By using CDARS or ICS, we are able to provide our deposit customers access to FDIC insurance in amounts exceeding the existing FDIC limit. This permits us to better attract and retain large deposits from businesses, nonprofit organizations, individuals and other customers that require an assurance of safety. Overall deposit levels are monitored on a constant basis as are liquidity policy levels, which must be maintained at a minimum of 10% of total deposits and short-term borrowings. Sources of these liquidity levels include cash and due from banks, short-term investments such as federal funds sold, and our unencumbered investment portfolio, which can also be used as collateral for short-term borrowings. Alternative sources of funds include unsecured federal funds lines of credit through correspondent banks. We have established contingency plans in the event of extraordinary fluctuations in cash resources.

Operating Activities

Cash flows from operating activities primarily include net income, adjusted for items that did not impact cash. During the first six months of 2017, we had net cash provided of approximately $9.5 million compared to net cash provided of $10.4 million during the same time period in 2016.

Investing Activities

Cash used in investing activities reflects the impact of loans and investments acquired for our interest-earning asset portfolios, as well as cash flows from asset sales and the impact of acquisitions. For the six months ended June 30, 2017, we had net cash flows provided by investing activities of $57.2 million, compared to net cash used of $104.6 million for the six months ended June 30, 2016. The biggest change in cash flows from investing activities was primarily due to net loan paydowns and payoffs that we experienced through June 30, 2017. We had excess funds from those net payments and payoffs of approximately $6.7 million compared to net loan fundings of $102.8 million during the same period 2016. We also had funds provided from the Insignia acquisition of approximately $39.5 million, which included $31.1 million from the sale of their securities.

Financing Activities

Cash flows from financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. For the six months ended June 30, 2017, cash flows used in financing activities was $47.2 million, compared to net cash flows provided by financing activities of $6.8 million for the six months ended June 30, 2016. The change in cash flows from financing activities was primarily due to a net decrease in deposits and customer repurchase agreements of $43.2 million in 2017 compared to a net increase in deposits and customer repurchase agreements of $7.0 million during the first six months of 2016. We also re-payed $2.6 million in FHLB advances that matured during the second quarter of 2017.

Capital Resources

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to provide stability to current operations and to promote public confidence. As of June 30, 2016, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized” and are unaware of any material violation or alleged violation of these regulations, policies or directives.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We began paying a $0.04 per share semiannual dividend in May 2012. In March 2013, we began paying a $0.04 per share quarterly dividend to our shareholders. Beginning with the fourth quarter of 2015, the Board elected to increase the quarterly dividend to $0.08 per share. However, there are certain restrictions on the payment of these dividends imposed by state and federal banking laws, regulations and authorities. As a Florida chartered commercial bank, we are also subject to restrictions on the declaration and payment of dividends under the Florida Financial Institutions Code. See the section of our 2016 Annual Report on Form 10-K captioned “Item 1. Description of the Business – Regulatory Considerations”

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities at their discretion could impose administratively stricter limitations on the ability to pay dividends if, for example, such limits were determined to be appropriate to preserve certain capital adequacy requirements.

Off Balance Sheet Arrangements

We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers.

At June 30, 2017, we had approximately $504.6 million in commitments to extend credit and $34.4 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the FHLB, investment security maturities and our revolving credit facility provide sufficient sources of funds to meet these commitments.

Critical Accounting Policies

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable incurred loan losses inherent in the loan portfolio at a specific point in time. See the section in this Quarterly Report on Form 10-Q captioned “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources – Allowance for Loan Losses.”

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

See Market Risk in Management’s Discussion and Analysis of Financial Condition and Results of Operations, above, which is incorporated herein by reference. Management has determined that no additional disclosures are necessary to assess changes in information about market risk that have occurred since December 31, 2016.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of June 30, 2017, the end of the period covered by this Form 10-Q, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that as of June 30, 2017, the end of the period covered by this Form 10-Q, we maintained effective disclosure controls and procedures.

Changes in Internal Control

Our management, including the Chief Executive Officer and Chief Financial Officer, has reviewed our internal control. There have been no significant changes in our internal control during our most recently completed fiscal quarter that could significantly affect our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are party to lawsuits arising out of the normal course of business. In management’s opinion, there is no known pending litigation, the outcome of which would, individually or in the aggregate, have a material effect on our consolidated results of operations, financial position, or cash flows.

Item 1A.	Risk Factors

In addition to the other information set forth in this Quarterly Report, you should carefully consider the factors discussed in Part I, Item 1A. “Risk Factors” in our 2016 Annual Report on Form 10-K (the “2016 Form 10-K”), as updated in our subsequent quarterly reports. The risks described in our 2016 Form 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results. There have been no material changes in our risk factors from those disclosed in our 2016 Form 10-K, except for the following:

Our shareholders cannot be sure of the market value of the Home Merger consideration they will receive because the market price of Home common stock may fluctuate.

Upon completion of the Home Merger, each share of our common stock will be converted into Home Merger consideration and cash, subject to limitations in the event Home’s Average Closing Price falls below $22.52 or rises above $35.19 prior to the closing of the Home Merger and subject to the payment of cash in lieu of fractional shares. The market value of the Home Merger consideration may vary from the closing price of Home common stock on the date we announced the Home Merger, on the date of the special meeting of our shareholders and on the date we complete the Home Merger and thereafter. Any change in the market price of Home common stock prior to completion of the Home Merger will affect the market value of the Home Merger consideration that our shareholders will receive upon completion of the Home Merger. Accordingly, at the time of our special meeting, our shareholders will not know or be able to calculate the market value of the Home Merger consideration they would receive upon completion of the Home Merger.

The Home Merger is subject to the receipt of consents and approvals from government entities that may not be received, or may impose burdensome conditions.

Before the Home Merger may be completed, various approvals, waivers or consents must be obtained from state and federal bank regulatory agencies. These government entities may refuse to approve the Home Merger or impose conditions on their approval of the Home Merger or require changes to the terms of the Home Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Home Merger or imposing additional costs on or limiting the revenues of the combined company following the Home Merger, any of which might have an adverse effect on the combined company following the Home Merger.

If the Home Merger is not completed, we will have incurred substantial expenses without realizing the expected benefits of the Home Merger.

We have incurred substantial legal, accounting and investment banking expenses in connection with the negotiation and completion of the transactions contemplated by the Merger agreement. If the Home Merger is not completed, we would have to recognize these expenses without realizing the expected benefits of the Home Merger.

We will be subject to business uncertainties and contractual restrictions while the Home Merger is pending.

Uncertainties about the effect of the Home Merger on its businesses may have an adverse effect on us. These uncertainties may also impair our ability to attract, retain and motivate strategic personnel until the Home Merger is consummated, and could cause our customers and others that deal with us to seek to change their existing business relationship, which could negatively impact Home upon consummation of the Home Merger. In addition, the Home Merger Agreement restricts us from taking certain specified actions without Home’s consent until the Home Merger is consummated or the Home Merger Agreement is terminated. These restrictions may prevent us from pursuing or taking advantage of attractive business opportunities that may arise prior to the completion of the Home Merger.

The Home Merger is subject to certain closing conditions that, if not satisfied or waived, will result in the Home Merger not being completed, which may cause the market price of our common stock to decline.

The Home Merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of our shareholders. If any condition to the Home Merger is not satisfied or, where permitted, waived, the Home Merger will not be completed. In addition, Home or we may terminate the Home Merger agreement under certain circumstances even if the Home Merger is approved by our shareholders.

If the Merger is not completed, the market price of our common stock may decline to the extent that the current market price of its shares reflects a market assumption that the Home Merger will be completed. If the Home Merger is not completed, additional consequences could materialize, including any adverse effects from a failure to pursue other beneficial opportunities due to the focus of management on the Home Merger, without realizing any of the anticipated benefits of completing the Home Merger.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 6.	Exhibits

(A)	Exhibits

31.1	Certification of David Seleski, Chief Executive Officer of Stonegate Bank, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Sharon Jones, Senior Vice President and Chief Financial Officer of Stonegate Bank, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1	Certification pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

STONEGATE BANK (Registrant)

By:
David Seleski
President and Chief Executive Officer

By:
Sharon Jones
Senior Vice President and Chief Financial Officer

Date:	August 9, 2017

Exhibit Index

31.1	Certification of David Seleski, Chief Executive Officer of Stonegate Bank, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Sharon Jones, Senior Vice President and Chief Financial Officer of Stonegate Bank, Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1	Certification pursuant to 18 U.S.C. Section 1350.

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act

Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to

Section 302 of the Sarbanes-Oxley Act of 2002

I, David Seleski, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Stonegate Bank;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

David Seleski
Chief Executive Officer

Date: August 9, 2017

Exhibit 31.2

Certification of CFO Pursuant to Securities Exchange Act

Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to

Section 302 of the Sarbanes-Oxley Act of 2002

I, Sharon Jones, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Stonegate Bank;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Sharon Jones
Senior Vice President and
Chief Financial Officer
Date: August 9, 2017

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operation of the issuer.

David Seleski	Sharon Jones
Chief Executive Officer	Senior Vice President and Chief Financial Officer
Date: August 9, 2017

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Bank and will be retained by the Bank and furnished to the Federal Deposit Insurance Corporation or its staff upon request.